NO ACT

DC
PE
2-2-09

Received SEC
FEB 18 2009
Washington, DC 20549

February 18, 2009

Act: 1933
Section: 2(a)(3)
Rule:
Public Availability: 2/18/2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Water Works Engineers, LLC
Incoming letter dated February 2, 2009

Based on the facts presented, the Division will not recommend enforcement action to the Commission if Water Works Engineers, LLC makes the described awards of limited liability company units to its employees without registration under the Securities Act of 1933 in reliance on your opinion as counsel that such awards are not sales within the meaning of Securities Act Section 2(a)(3).

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. This response expresses the Division's position on enforcement action only and does not express a legal position on the question presented.

Sincerely,

Ted Yu
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2009

Mail Stop 3010

Brian J. Burt
Snell & Wilmer, L.L.P.
Law Offices
One Arizona Center
Phoenix, AZ 85004-2202

Re: Water Works Engineers, LLC

Dear Mr. Burt:

In regard to your letter of February 2, 2009, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

Snell & Wilmer
L.L.P.
LAW OFFICES

One Arizona Center
Phoenix, AZ 85004-2202
602.382.6000
602.382.6070 (Fax)
www.swlaw.com

Brian J. Burt
(602) 382-6317
bburt@swlaw.com

February 2, 2009

Securities Act of 1933 – Section 2(a)(3)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: Section 2(a)(3) of the Securities Act of 1933, as amended

Ladies and Gentlemen:

On behalf of our client, Water Works Engineers, LLC, an Arizona limited liability company (the "Company"), we respectfully request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") decline to recommend enforcement action to the Commission if the Company makes certain grants of limited liability company units for no consideration to its employees, as described below, without registration under Section 5 of the Securities Act of 1933, as amended (the "1933 Act"), on the basis that such grants do not constitute a "sale" or "offer to sell" under Section 2(a)(3) of the 1933 Act.

The Company

The Company is a private company formed in 2005 that provides engineering products and services to the municipal water and wastewater market. The Company currently has three members (i.e., owners), who each hold an equal number of limited liability company units of the Company, and who serve as the Company's managers (the "Managers"). Pursuant to the Company's Operating Agreement, the members of the Company elect the Managers for three year terms, and the Managers are responsible for the overall management of the Company. As of the date of this letter, the Company had 16 employees (which figure includes the Company's three owners). A copy of the Operating Agreement is now attached hereto as Appendix I.

The Unit Bonus Plan

The Company is proposing to adopt a unit bonus plan (the "Plan"), pursuant to which its Managers would issue annual awards of limited liability company units of the Company (the "Awards") solely to its employees. The material features of the Plan are described below. Copies of the Plan and Award agreement are attached as Exhibit C to the Company's Operating Agreement.

Purpose

The Company's objective in adopting and implementing the Plan is to create an incentive for the employees to contribute to the long-term success of the Company through the ownership of equity.

Eligibility

Awards will be made once per calendar year during the first quarter of each year (the date on which such Awards are issued is referred to herein as the "Annual Award Date"). All full-time employees who are employed by the Company on the Annual Award Date will be eligible to receive Awards. No non-employees will be eligible to receive Awards. The Plan will be both (i) involuntary – employees will not elect whether to participate in the Plan, rather all will be automatically eligible to receive Awards if they are employed on the Annual Award Date, and (ii) non-contributory – employees will not be required to contribute or surrender any cash or other consideration in order to participate in, or receive Awards under, the Plan, and, as described below, the Awards will not be a substitute for other compensation. Employees will not have the option of receiving cash or other property in lieu of an Award.

Available Units

Under the Plan's evergreen provision, the Managers will be authorized to issue on each Annual Award Date up to a number of units equal to 25% of the total number of units outstanding on the last day of the immediately previous calendar year. For example, if there were 1,000 units outstanding on December 31, 2007, the Managers would be authorized to issue up to 250 units on the Annual Award Date in 2008.

There is only one type of unit issuable under the Plan, and it is the same type of unit held by the Company's current members.

Issuance of Awards

The Plan will be administered by the Managers, and all Awards will be made by the Managers based on criteria which take into account the employee's contributions to the Company's performance and growth during the previous calendar year. Given such criteria, certain employees may not receive Grants on a particular Annual Award Date. All Awards will be fully vested at the time of issuance. Each employee will be required to enter into the Company's Operating Agreement as a condition to receipt of his or her initial Award and admission to the Company as a member.

The Operating Agreement contains the terms on which the Company's members and managers will operate the Company's business, and the related management and financial rights and responsibilities of such members and managers. So that each new member will be bound by and act in accordance with such terms, each person receiving an Awards must, as a condition to the receipt of such Award and admission as a member, become a party to the Operating Agreement.

Awards will not replace any part of, or otherwise reduce, the compensation of any employees. The Plan is a group bonus plan, not an individualized compensation plan. Awards will not be based or otherwise dependent upon the individual achievement of certain performance goals or any other negotiated compensation arrangement. There will be no pre-determined performance standards to which the Awards will be linked. Instead, at the end of each calendar year, the Company's Managers will analyze the contributions made by individual employees during such completed year, and issue bonus Awards based on individual contributions toward the Company's performance and growth as measured against the collective contributions of all employees.

Distributions

Pursuant to its Operating Agreement, the Company will make quarterly distributions of net available cash flow, as well as quarterly tax distributions. Distributions will be made pro rata based on each member's percentage interest of the aggregate number of outstanding units.

No Transfer of Units

No employee will be permitted to sell, gift, encumber or otherwise transfer any of the units received pursuant to the Awards, other than to the Company as described under "Redemption of Units" below. The same transfer restrictions also apply to all of the units held by the Company's founders and current owners.

Redemption of Units

An employee's units will be subject to mandatory redemption by the Company upon the occurrence of any of the following events (among others): (i) the employee's employment with the Company is terminated with or without cause (by either the Company and/or the employee), (ii) the employee dies or becomes permanently disabled, or (iii) the employee attempts an unauthorized transfer of his or her units. Employees will not have any right to compel the Company to redeem their units while they remain employed by the Company.

When a member's units are redeemed, such member will receive payments equal to (i) the net profits of the Company previously allocated to such member (based upon the cash method of accounting) and which remain reflected in such member's capital account as of such redemption date (as a result of the member not having received an equivalent distribution relating to such profits), plus (ii) the member's pro rata share (as of the date the receivable was created) of any unpaid accounts receivable which exist on redemption date and are collected within one year of the redemption date, less any Company expenses which are allocated to such member.

Legal Analysis

Based on the facts and analysis set forth herein, it is our legal opinion that the proposed Awards to the Company's employees described above do not require registration under the 1933 Act because of the absence of an "offer" or "sale" for purposes of Section 2(a)(3).

Application of Registration and Antifraud Provisions

The application of the registration[1] and antifraud[2] provisions of the 1933 Act depends on there being a "sale" or an "offer" of a security.[3]

In the 1980 Release, the Staff discussed the "bifurcated sale concept" at issue in the Supreme Court case of *International Brotherhood of Teamsters v. Daniel.*[4] The Staff said it had concluded that, "for purposes of analyzing the impact of the 1933 Act on various employer plans, it serves no practical purpose to apply

[1] See Section 5 of the Securities Act.

[2] See Section 17 of the Securities Act.

[3] Employment Benefits Plans, Securities Act Release No. 33-6188, 19 SEC Docket 465 (Feb. 1, 1980), at Part III (the "1980 Release").

[4] 439 U.S. 551 (1979).

the term 'sale' in a bifurcated manner. Accordingly, the term 'sale,' when applied to employee benefit plans in the future, will be considered to have the same meaning for purposes of both the registration and antifraud provisions of the Act."[5] "In those instances where interests in an employee benefit plan need not be registered because there is no sale, the antifraud provisions also do not apply."[6]

Definition of "Sale" and "Offer"

Section 2(a)(3) of the 1933 Act defines the terms "sale" and "sell" to "include every contract of sale or disposition of a security or interest in a security, for value," and the terms "offer to sell," "offer for sale," and "offer" to "include every attempt or offer to dispose of, or solicitation of an offer to buy, a security or interest in a security, for value."

The term "value" is not defined in the 1933 Act. The Staff generally has taken the position that value includes all ordinary forms of consideration, such as cash, property, services, or the surrender of a legal right.[7]

"Sale" In The Context of Equity Bonus Plans

The Staff has taken the position that stock awarded under stock bonus plans – "plans under which an employer awards shares of its stock to covered employees at no direct cost to the employees" – is not required to be registered.[8] "The basis for this position generally has been that there is no 'sale' in the 1933 Act sense to employees, since such persons do not individually bargain to contribute cash or other tangible or definable consideration to such plans."[9]

The Staff further explained in its 1980 Release, that "[i]t is also justified by the fact that registration would serve little purpose in the context of a bonus plan, since employees in almost all instances would decide to participate if given the opportunity."[10]

The Staff has indicated that the position described above generally is applicable only in the context of bonus plans which are made available to a relatively broad class of employees."[11] Further, "[w]ith respect to stock awarded to . . . employees pursuant to individual employment arrangements, the staff has generally concluded that such arrangements involved separately bargained consideration, and that a sale of the stock has occurred."[12]

In a 1981 Release, the Staff elaborated on its position taken in the 1980 Release that "the only types of employee benefit plans which are subject to the 1933 Act are those which are both voluntary and contributory on the part of the participating employees."[13] It explained that "the determination of whether a plan is a voluntary contributory one rests solely on whether the participating employees can decide at

[5] Employment Benefits Plans, Securities Act Release No. 33-6188 (Feb. 1, 1980), at Part III.A.3.

[6] Id. at Part III.A.3, n.97.

[7] Id. at Part III.A.

[8] Id. at Part II.A.5.d.

[9] Id.

[10] Id.

[11] Id. at Part II.A.5.d., n.84.

[12] Id.

[13] Employment Benefits Plans, Securities Act Release No. 33-6281, 21 SEC Docket 1372 (Jan. 15, 1981), at Part I.

some point whether or not to contribute their own funds to the plan."[14]

The Company's Plan, as described above, will be broad-based, involuntary, and non-contributory.

The Plan is broad-based because all employees who are employed by the Company on a given Annual Award Date are eligible to receive an Award. The Plan does not contain any other eligibility requirements or restrictions.

The Plan is involuntary since employees will not elect whether to participate in the Plan, rather all will be automatically eligible to receive Awards if they are employed on the Annual Award Date.

Finally, the Plan is non-contributory because the Company's employees will not be required to contribute or surrender any cash or other consideration in order to participate in, or receive Awards under, the Plan. The Awards will not replace any part of, or otherwise reduce, the compensation of any employees.[15] And while the Awards will be made by the Managers based on criteria which take into account the employee's contributions to the Company's performance and growth during the previous calendar year, the Awards will not be based or otherwise dependent upon the individual achievement of certain performance goals or

[14] Id. at Part I.A.

[15] The Company is a party to a personnel management services agreement with a professional employer organization. Pursuant to such agreement, all of the Company's employees are co-employees with such professional employer organization. By aggregating the employees of all of its client companies through this co-employment arrangement, the professional employer organization can create a much larger employee pool (as compared to any individual client), and, as a result, can secure health insurance coverage at significantly lower costs. The Company entered into the agreement in order to take advantage of those cost-savings.

Pursuant to the agreement, the Company pays a total monthly fee in exchange for the personnel management services provided by the professional employer organization. The fee is comprised of (i) the gross payroll of the co-employees (as paid by the professional employer organization), plus (ii) a service fee calculated as a percentage of the gross payroll. The service fee percentage is based on a number of factors, including the demographics of the employee group, federal and state statutory requirements (including taxes and fees), insurance costs, professional services, and administrative fees.

The professional employer organization provides the following services to the co-employees: payment of salaries and wages (at the level/rate set by the Company), and reporting and payment of all federal, state, and local taxes; provision of health insurance benefits (as selected by the Company from among the plan options offered by the organization); procurement of workers' compensation insurance and administration of co-employee claims; employee assistance programs (i.e., substance abuse counseling, etc.); and assistance with employment-related questions (i.e., review of termination letters to ensure compliance with local law, etc.). The organization does not provide the co-employees with any deferred or equity-based compensation of any type, and does not administer any part of the Company's Plan.

Only the Company's employees are eligible to participate in the Plan. Neither individuals employed solely by the professional employer organization, nor individuals who are co-employed by the professional employer organization and one of its other client companies (apart from the Company) are eligible to participate in the Plan.

any other negotiated compensation arrangement.[16] No employee will be required to make any capital contributions to the Company with respect to units issued pursuant to the Awards. Accordingly, the employees will not provide any value to the Company in exchange for the Awards or make any type of investment decision.

It should also be noted that, due to the transfer restrictions and redemption requirements associated with the Company's units, operation of the Plan will not give rise to concerns related to the creation or conditioning of a public market for the Company's securities. The units will, at all times, remain in the hands of the Company's employees, and will not be transferable to any third parties.

Through various no-action letters issued since the 1980 and 1981 Releases discussed above, the Staff has repeatedly confirmed its decision not to recommend enforcement action where issuers have made equity bonus awards to their employees – similar to the Awards contemplated by the Plan – without complying with the registration provisions of the 1933 Act, based upon the theory that such awards do not constitute "offers" or "sales" under Section 2(a)(3). See *JP Foodservice, Inc.*, SEC No-Action Letter, 1997 WL 321462 (June 13, 1997); *Verint Systems Inc.*, SEC No-Action Letter, 2007 WL 1597334 (May 24, 2007); *Sarnoff Corporation*, SEC No-Action Letter, 2001 WL 811033 (July 16, 2001); *Guiness plc*, SEC No-Action Letter, 1993 WL 113137 (Apr. 9, 1993); and *Norfolk Southern Corporation*, SEC No-Action Letter, 1992 WL 345022 (Apr. 23, 1992).

The Staff's no-action position also has extended to bonus plans that issue equity awards on a recurring basis. See *Heartland Financial USA, Inc.*, SEC No-Action Letter, 1995 WL 4737 (Jan. 6, 1995); *Kwik Trip, Incorporated*, SEC No-Action Letter, 1991 WL 177026 (Aug. 14, 1991); *Fuddrucker's Inc.*, SEC No-Action Letter, 1985 WL 55692 (Dec. 12, 1985); *First Executive Corp.*, SEC No-Action Letter, 1984 WL 45522 (Aug. 10, 1984); and *Allegheny International, Inc.*, SEC No-Action Letter, 1984 WL 45390 (June 29, 1984).

Conclusion

Based on the facts and the analysis set forth herein, we respectfully request that the Staff confirm that it will not recommend enforcement action to the Commission if the Company makes the Awards described herein without registration under the 1933 Act, on the basis that the Awards do not involve a "sale" or "offer to sell" for purposes of Section 2(a)(3).

If for any reason the Staff does not concur with the opinion expressed in this letter or finds itself unable to grant the relief hereby requested, we request the opportunity to confer with the Staff prior to the final determination of the Staff's position.

---

[16] The Staff has uniformly confirmed no-action requests with respect to involuntary, non-contributory stock bonus plans, unless the terms of such plans are individually bargained for by plan participants. The Plan is distinguishable from the restricted stock program described in *Westbridge Capital Corporation*, SEC No-Action Letter, 1983 WL 28221 (May 6, 1983). In *Westbridge*, the Staff refused to take a no-action position with respect to a stock plan that provided for the issuance of restricted stock grants to agents of the issuer-company based on individually tailored performance goals. In contrast to the Westbridge plan, the Company's Plan is a group bonus plan, not an individualized compensation plan. As described above, Awards under the Company's Plan will not be based or otherwise dependent upon the individual achievement of certain performance goals or any other negotiated compensation arrangement. Rather, the Company's Managers will issue Awards based upon the past contributions of a given employee as compared to the collective contributions of all Company employees.

Pursuant to Securities Act Release No. 33-6269, we have enclosed one original and seven copies of this letter. Please acknowledge receipt of this letter by file stamping the extra copy enclosed and returning it to me in the enclosed self-addressed stamped envelope.

Very truly yours,

SNELL & WILMER L.L.P.

Brian J. Burt

BJB:ls
cc: Jim Geselbracht

APPENDIX I

WATER WORKS ENGINEERS, LLC
OPERATING AGREEMENT

AMENDED AND RESTATED OPERATING AGREEMENT

OF

WATER WORKS ENGINEERS, LLC

TABLE OF CONTENTS

TABLE OF CONTENTS
(continued)

Page

TABLE OF CONTENTS
(continued)

Page

AMENDED AND RESTATED OPERATING AGREEMENT
OF
WATER WORKS ENGINEERS, LLC

This AMENDED AND RESTATED OPERATING AGREEMENT (this "Agreement") is entered into on October 7, 2008, effective as of the Effective Date, by and among JAMES J. GESELBRACHT, an individual resident of the State of California ("Geselbracht"), JOHN H. MATTA, an individual resident of the State of Arizona ("Matta"), SAMI A. KADER, an individual resident of the State of California ("Kader" and collectively with Geselbracht and Matta, the "Initial Members" and collectively with such other Members as may be admitted from time to time, the "Members" and individually, a "Member"), and Geselbracht, Matta, and Kader, as the Managers of the Company (collectively, the "Managers" and individually, a "Manager").

RECITALS

WHEREAS, the Initial Members entered into that certain Operating Agreement for Water Works Engineers, LLC, effective July 9, 2005 (the "Original Operating Agreement").

WHEREAS, the Initial Members of the Company desire to amend and restate the Original Operating Agreement pursuant to their power to amend by written agreement, as provided in Section 8.5 of the Original Operating Agreement.

For the consideration of their mutual covenants hereinafter set forth, the Members and the Managers hereby agree as follows:

ARTICLE I
DEFINITIONS

1.1 Definitions. Appendix 1 hereof sets forth the definitions of certain terms relating to the maintenance of capital accounts and accounting rules. In addition, the following terms used in this Agreement shall have the following meanings:

"Act" means the Arizona Limited Liability Company Act, Chapter 4 of Title 29, Arizona Revised Statutes.

"Affiliate" means any Person directly or indirectly controlling, controlled by, or under common control with another Person. "Control," "controlled" and "controlling" means the power to direct or cause the direction of the management and policies of a Person and shall be deemed to exist if any Person directly or indirectly owns, controls, or holds the power to vote fifty percent (50%) or more of the voting securities of such other Person.

"Capital Account" is defined in Section A1 of Appendix 1.

"Capital Contribution" means any contribution to the capital of the Company whenever made.

"Code" means the Internal Revenue Code of 1986, as amended from time to time. All references herein to sections of the Code shall include any corresponding provision or provisions of succeeding law.

"Company" means Water Works Engineers, LLC, an Arizona limited liability company.

"Competing Business" is defined in Section 11.1.

"Covered Person" means a Member, a Manager, an Affiliate of a Manager or a Member, an Officer, and, directly or indirectly, the respective officers, directors, shareholders, partners, members, trustees, beneficiaries, employees, heirs, executors, personal representatives, representatives or agents of a Member, a Manager, or an Affiliate of a Member or Manager.

"Default Interest Rate" means the rate per annum equal to The Wall Street Journal prime rate of interest as quoted in the Money Rates section of The Wall Street Journal.

"Delinquent Member" is defined in Section 3.1.

"Depreciation" is defined in Section A1 of Appendix 1.

"Disabling Conduct" means (a) fraud, (b) a material or willful violation of this Agreement after notice and a reasonable opportunity to cure, (c) commission of a felony or other crime involving moral turpitude if such felony/crimes causes, or is reasonably expected to cause, an adverse impact on the Company, or (d) gross negligence in the performance of duties.

"Dissolution Notice" is defined in Section 11.3(a).

"Dissolution Units" is defined in Section 11.3(b).

"Effective Date" is defined in Section 2.1.

"Encumbrance" means any mortgage, lien (statutory or otherwise), security interest, charge, adverse right, interest or claim, pledge, license, option, conditional sales contract, assessment, levy, easement, covenant, condition, reservation, hypothecation, restriction, title defect, exception, limitation, charge, possibility of reversion or encumbrance of any nature whatsoever.

"Fiscal Year" means the Company's taxable year, which shall be a calendar year except as otherwise required by law.

"Initial Members" means Geselbracht, Matta, and Kader.

"Lending Member" is defined in Section 3.1.

"Losses" is defined in Section A1 of Appendix 1.

"Majority in Interest of the Members" means the written consent of Members whose Percentage Interests in the Company equal or exceed fifty-one percent (51%) of the Percentage Interests held by all Members.

"Managers" means Geselbracht, Matta, and Kader, and any other Person who becomes a Manager in accordance with this Agreement (each a "Manager").

"Member" means (a) the Initial Members until such time, if any, that any such Person becomes a Withdrawn Member, and (b) any Person acquiring Units directly from the Company in accordance with this Agreement until such time, if any, that any such Person becomes a Withdrawn Member.

"Net Available Cash Flow" means, with respect to any period, the Company's gross cash receipts derived from any source whatsoever (not including Capital Contributions or refundable deposits until no longer refundable), reduced by the portion thereof used to either (i) pay for, or (ii) establish reasonable reserves for, all Company expenses, debt payments and accrued interest (including principal and interest payments on loans made to the Company by non-Members and by the Members), contingencies, and proposed acquisitions, as determined in good faith by Unanimous Consent of the Managers. "Net Available Cash Flow" shall not be reduced by depreciation, amortization, cost recovery deductions, or similar allowances.

"Net Unpaid Receivables" means the Unpaid Receivables for any period reduced by an amount to be used to (i) pay for, or (ii) establish reasonable reserves for, all Company expenses, debt payments and accrued interest (including principal and interest payments on loans made to the Company by non-Members and by the Members), contingencies, and proposed acquisitions, as determined in good faith by a majority of the Managers.

"Officer" is defined in Section 4.9.

"Percentage Interest" means at any particular time the percentage interest of each Member of the Company and determined with respect to a particular Member at any particular time by dividing the number of Units owned by such Member by the aggregate number of outstanding Units.

"Permitted Transfer" means a transfer as defined in Section 11.1.

"Person" means any individual, firm, corporation, partnership, limited liability company, trust, estate, association or other legal entity.

"Profits" means the profits of the Company as defined in Section A1 of Appendix 1.

"Redemption Amount" means, with respect to a given Member, the balance in the Member's Capital Account, as of the end of the calendar month prior to the Withdrawal Event, not taking into account any adjustments in such Capital Account for any revaluation of the assets of the Company and increased by the Member's share of the Net Unpaid Receivables which are outstanding as of the date of the Withdrawal Event and collected within the one (1) year of the date that Company received the Withdrawal Notice (which, for clarification purposes, means the Member's share of collected Unpaid Receivables outstanding as of the end of the calendar month prior to the Withdrawal Event and reduced for expenses and reserves as determined in good faith by Unanimous Consent of the Managers). The Member's share of the Net Unpaid Receivables shall be based upon the Percentage Interest of the Member at the time that the Unpaid Receivable was created.

"Regulations" means the regulations issued by the Treasury Department under the Code.

"Supermajority in Interest of the Members" means the written consent of Members whose Percentage Interests in the Company equal or exceed sixty-seven percent (67%) of the Percentage Interests held by all Members.

"Taxing Jurisdiction" means any state, local, or foreign government that collects tax, interest, and penalties, however designated, on any Member's share of income or gain attributable to the Company.

"Tax Distribution" is defined in Section 5.2(a).

"Tax Matters Partner" means the Person so designated in Section 9.4(c).

"Transfer" means when used as a noun, any voluntary or involuntary sale, assignment, gift, transfer, or other disposition and when used as a verb, voluntarily or involuntarily to sell, assign, gift, dispose, or otherwise transfer.

"Unanimous Consent of the Managers" means the written consent of all of the Managers (which consent can be provided in separate written counterparts, including by email).

"Unanimous Consent of the Members" means the written consent of all of the Members (which consent can be provided in separate written counterparts, including by email).

"Unit" means the economic interest in the Company acquired by a Member representing the economic rights of a Member and the Member's or permitted assignees and successors to share in distributions of cash and other property from the Company pursuant to the Act and this Agreement, together with the Member's distributive share of the Company's Profits and Losses.

"Unit Bonus Plan" is defined in Section 3.7(a).

"Unpaid Receivables" means the accounts receivable (occurring as a result of services performed by the Company) for which the Company has not yet been paid.

"Voluntary Withdrawal Effective Date" is defined in Section 10.2.

"Withdrawal Event" means the occurrence of any of the following events:

(a) The Member voluntarily withdraws from the Company;

(b) The Member's employment with the Company is terminated by either the Member or the Company for any reason;

(c) The Member is expelled from the Company by Unanimous Consent of the Managers (which unanimous consent shall not require the consent of a Manager who is, in his/her capacity as a Member, the subject of such expulsion);

(d) The Member (i) dies or (ii) becomes subject to an entry of an order or judgment by a court of competent jurisdiction adjudicating him incompetent to manage his person or his estate; or

(e) The Member does any of the following: (i) makes an assignment for the benefit of creditors; (ii) files a voluntary petition in bankruptcy; (iii) is adjudicated as bankrupt or insolvent; or (iv) files a petition or answer seeking for himself any reorganization, arrangement, composition, readjustment, liquidation or similar relief under any statute, law or rule; (v) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against him in a bankruptcy, insolvency, reorganization or similar proceeding; or (vi) seeks, consents to or acquiesces in the appointment of a trustee, receiver or liquidator of the Member or of all or any substantial part of his property.

"Withdrawn Member" means a Member following the occurrence of a Withdrawal Event with respect to such Member.

ARTICLE II
FORMATION OF THE LIMITED LIABILITY COMPANY

2.1 General. The Company has been formed pursuant to the Act and the terms of this Agreement, effective upon the filing of the Articles of Organization for the Company (the "Effective Date") with the Arizona Corporation Commission. The Members shall execute and acknowledge any and all certificates and instruments and do all filing, recording, and other acts as may be necessary or appropriate to comply with the requirements of the Act relating to the formation, operation, and maintenance of the Company in accordance with the terms of this Agreement.

2.2 Name. The name of the Company shall be "Water Works Engineers, LLC" and the business of the Company shall be carried on in this name with such variations and changes as the Managers, by majority vote, in their sole discretion deem necessary or appropriate to comply with requirements of the jurisdictions in which the Company's operations shall be conducted.

2.3 Purposes and Powers. The business purpose of the Company shall be to transact any lawful business as may be authorized under the Act. Without limiting the foregoing, the Company shall be engaged in the business of providing professional engineering services and software products related to the treatment, storage and conveyance of drinking water, recycled water and wastewater, and engaging in any and all activities related or incidental thereto.

2.4 Known Place of Business. The known place of business shall be located at 10165 E. Larkspur Drive, Scottsdale, Arizona 85260. The Managers, by majority vote, shall be authorized to change the location of the known place of business of the Company; provided, however, that such change is authorized under the Act and the Managers provide written notice of such change to all of the Members.

2.5 Statutory Agent. The statutory agent for service of process on the Company in the State of Arizona is Matta, 10165 E. Larkspur Drive, Scottsdale, Arizona 85260.

2.6 Term. The term of the Company commenced on the filing of the Articles of Organization for the Company and shall not expire except in accordance with the provisions of ARTICLE XII hereof or in accordance with the Act.

2.7 Company Classification. The Members intend that the Company always be operated in a manner consistent with its treatment as a "partnership" for federal and state income tax purposes. The Members also intend that the Company not be operated or treated as a "partnership" for purposes of Section 303 of the Federal Bankruptcy Code. Neither the Managers nor the Members may take any action inconsistent with the express intent of the parties hereto. The Company is not a "partnership" for purposes of the Arizona Revised Uniform Partnership Act or the Arizona Uniform Limited Partnership Act and the Members are not partners for the purpose of such acts.

ARTICLE III
CAPITAL CONTRIBUTIONS AND UNITS

3.1 Capital Contributions. The Initial Members of the Company contributed or caused to be contributed to the capital of the Company the property identified in Exhibit A in exchange for their Units in the Company. If the Managers, by majority vote, determine (i) that the Company requires cash contributions to capital in order to pay when due the obligations and expenses of the Company or otherwise to accomplish the Company's purposes, (ii) such capital needs can not be satisfied pursuant to the day-to-day business operations of the Company, then the Managers shall seek to satisfy such capital needs as follows:

(a) First, upon Unanimous Consent of the Members, pursuant to additional Capital Contributions from the Members; provided, that (i) no Member shall be required to make additional Capital Contributions without its consent, which consent may be withheld in such Member's sole and absolute discretion, (ii) each Member shall contribute such Member's share (pro rata in accordance with such Member's Percentage Interest) of such additional cash contributions in the amount(s) and date(s) on which such additional contributions are needed, as determined by the Managers, and (iii) any such additional Capital Contributions from the Members shall not be made pursuant to the purchase of additional Units and, thus the Percentage Interests of the Members shall not change as a result of such additional Capital Contributions; or

(b) Second, upon Unanimous Consent of the Managers, pursuant to loans from the Members or Affiliates thereof; provided, that (i) no Member (or Affiliate thereof) shall be required to make a loan to the Company without its consent, which consent may be withheld in such Member's sole and absolute discretion, and (ii) all Member loans shall be made in accordance with Section 3.8; or

(c) Third, upon Unanimous Consent of the Managers, pursuant to loans from third party lenders; provided, that (i) no Member, Manager or Affiliate of any Member or Manager shall be required to provide a guarantee or other form of credit support, and (iii) a Member, a Manager or an Affiliate of any Member or Manager may, in its sole discretion, elect to provide a guarantee or other form of credit support.

If a Member (the "Delinquent Member") fails to make any Capital Contribution to which such Member has previously consented pursuant to this Section 3.1, the Managers may exercise, on notice to that Member (the "Delinquent Member"), one or more of the following remedies:

(a) taking such action, at the cost and expense of the Delinquent Member, to obtain payment by the Delinquent Member of the portion of the Delinquent Member's Capital Contribution that is in default, together with interest on that amount at the Default Interest Rate from the date that the Capital Contribution was due until the date that it is made;

(b) permitting the Members, in proportion to their Percentage Interests or in such other percentages as they may agree (the "Lending Member", whether one or more), to advance the portion of the Delinquent Member's Capital Contribution that is in default, with the following results:

(i) the sum advanced constitutes a loan from the Lending Member to the Delinquent Member and a Capital Contribution of that sum to the Company by the Delinquent Member;

(ii) the unpaid principal balance of the loan and all accrued unpaid interest is due and payable on the tenth day after written demand by the Lending Member to the Delinquent Member;

(iii) the unpaid balance of the loan bears simple interest at the Default Interest Rate from the day that the advance is deemed made until the date that the loan, together with all accrued interest, is repaid to the Lending Member; and

(iv) all amounts distributable by the Company to the Delinquent Member shall be paid directly by the Company to the Lending Member as a deemed payment by the

Delinquent Member pursuant to the loan until the loan and all accrued interest have been paid in full; and

(c) in addition to the other rights and remedies granted to it under this Agreement, the Lending Member has the right to take any action available at law or in equity, at the cost and expense of the Delinquent Member, to obtain payment from the Delinquent Member of the unpaid balance of the loan and all accrued and unpaid interest.

Any Member's obligation to make Capital Contributions or repay any loan to a Lending Member shall be without recourse to such Member and such Member shall have no personal liability for such obligations.

3.2 Units. The total number of outstanding Units of the Company as of the Effective Date shall be One Thousand Five Hundred Fifteen (1,515), and will be subject to change pursuant to Section 3.7. The name and address of each Initial Member, the initial number of Units held by each Initial Member, and the current balance of each Initial Member's Capital Account as of the Effective Date is set forth on Exhibit A hereto. Such list shall reflect any additional Units issued by the Company, any Units transferred in accordance with this Agreement, and any Person admitted as a Member. Members who change their addresses following the issuance of Units shall advise the Company of any such change of address. Any reference to Exhibit A in this Agreement means Exhibit A as amended to reflect any changes in the information specified herein. The Managers shall be authorized to issue certificates reflecting the number of Units held by each Member of the Company.

3.3 Use of Capital Contributions. All Capital Contributions shall be expended only in furtherance of the business purpose of the Company as set forth in Section 2.3 hereof.

3.4 No Unauthorized Withdrawals of Capital Contributions. No Member shall have the right to withdraw or to be repaid any of such Member's Capital Contributions, except as specifically provided in this Agreement.

3.5 Return of Capital. Except as otherwise provided in this Agreement, no Member shall be entitled to the return of the Member's Capital Contributions to the Company. The Managers shall have no personal liability for the repayment of the Capital Contributions made by any Member, it being agreed that any return of Capital Contributions or Profits shall be made solely from the assets of the Company.

3.6 Third Party Rights. Nothing contained in this Agreement is intended or will be deemed to benefit any creditor of the Company, nor will any creditor of the Company be entitled to require the Managers to solicit or demand Capital Contributions from any Member.

3.7 Unit Bonus Plan.

(a) The Company has adopted the Unit Bonus Plan attached hereto as Exhibit C (as amended from time to time, the "Unit Bonus Plan"). The Managers may issue additional Units to new and existing Members pursuant to the terms of such Unit Bonus Plan.

(b) Each time that additional Units are issued, the Company shall adjust the Capital Accounts of its Members in accordance with Section A1 of Appendix 1. It is the intention of the Members to treat any Units granted to new and existing Members as a "profits interest" as that term has been defined in U.S. Revenue Procedures 93-27 and 2001-43.

(c) The Members hereby agree to grant the Managers a full power of attorney to amend this Agreement to incorporate the provisions of proposed Regulations Section 1.83-3(l) and the proposed revenue procedure thereunder, once such regulations and revenue procedure become effective as finalized in whatever form; provided, however, that the decision to amend this Agreement shall be within the sole and absolute discretion of the Managers, acting by majority vote, and the decision to make any elections thereunder shall also be within the discretion of the Managers, acting by majority vote.

3.8 Member Loans. Upon the Unanimous Consent of the Managers, a Member or an Affiliate of a Member may make a loan to the Company. The amount of the loan, the interest rate, the terms of repayment and any other terms shall be as agreed upon between the lending Member and all of the Managers.

ARTICLE IV
MANAGEMENT

4.1 Management by the Managers-General. The day-to-day business and affairs of the Company shall be managed by the Managers. Subject to Sections 4.2 and 4.3 below, or as otherwise specifically stated in this Agreement, the Managers shall have sole and unfettered discretion with respect to all determinations, decisions, consents, approvals, actions and the like by the Managers pursuant to this Agreement or under the Act. Without limiting the generality of the foregoing, in addition to the rights and obligations of the Managers provided for elsewhere in this Agreement, subject to Sections 4.2 and 4.3, the Members hereby authorize the Managers, and any one of them acting alone:

(a) To supervise the business of the Company and to make those general decisions regarding the affairs of the Company;

(b) To preside at all Company meetings;

(c) To pay all bills, invoices and expenses properly incurred by and on behalf of the Company;

(d) To invest Company funds temporarily in time deposits, short-term governmental obligations, commercial paper, or other investments;

(e) To execute on behalf of the Company all agreements, contracts, instruments and documents including, without limitation, checks, drafts, notes and other negotiable instruments, mortgages or deeds of trust, security agreements, financing statements, documents providing for the acquisition, lease, mortgage or disposition of the Company's assets, assignments, bills of sale, leases, and any other instruments or documents in connection with the business of the Company; provided, however, that a Manager shall not sign, execute, or endorse any document with respect to any action for which the consent of the other Managers or the Members is required under this Agreement without first obtaining such consent;

(f) To employ accountants, legal counsel, consultants, independent contractors and other Persons to perform services for the Company and to compensate them from Company funds;

(g) To comply with, or cause to be complied with, all provisions of the Act governing the administration of a limited liability company, including but not limited to, filing with the Arizona Corporation Commission any required and necessary amended Articles of Organization;

(h) To keep all books of account and other records required by the Company, keep vouchers, statements, receipted bills and invoices and all other records, covering all collections, disbursements and other data in connection with the Company; and

(i) To perform such other acts as are set forth herein or as the Managers determine necessary or appropriate in connection with the Company's business.

4.2 Restrictions on the Power of the Manager.

(a) The Managers will *not* have the authority to enter into any of the following transactions without the written consent of a majority of the Managers (which consent can be provided in separate written counterparts, including by email):

(i) To hire, set and adjust compensation (including salaries and any bonuses or other incentive compensation) for, and terminate a non-Member employee;

(ii) To enter into, amend, or terminate any contract, agreement, or similar document that (A) requires the payment, or provides for the receipt, by the Company of more than $1,000,000 in any Fiscal Year or $2,500,000 over the life of such contract, or (B) relates to the purchase by the Company of any fixed asset and requires the payment by the Company of more than $10,000 over the life of such contract;

(iii) To enter into, amend or terminate any agreement for the lease of office space;

(iv) To purchase policies of comprehensive general liability insurance and to purchase such other insurance coverage as the Managers shall determine to be necessary or desirable to insure the Members or to protect the Company's assets;

(v) To make distributions to the Members pursuant to Section 5.1(a)(ii) or 5.1(b)(ii);

(vi) To enter into any joint venture company with any other Person; or

(vii) To defend, compromise and settle claims against the Company, and confess a judgment against the Company.

(b) The Managers will *not* have the authority to enter into any of the following transactions without the Unanimous Consent of the Managers:

(i) To hire, set and adjust compensation (including salaries and any bonuses or other incentive compensation) for, and terminate a Member employee;

(ii) To open accounts in the name of the Company with banks and other financial institutions and designate, replace and remove from time to time all signatories on such bank accounts;

(iii) To incur any indebtedness, or to prepay in whole or in part, refinance, increase, modify, or extend any such indebtedness of the Company;

(iv) To encumber, or permit or suffer any encumbrance on, any of the Company's property;

(v) To issue new Units pursuant to Section 3.7;

(vi) To change the Company's Fiscal Year or method of accounting;

(vii) To distribute any Company property in kind in redemption of the Units of any Member or Assignee, whether or not in connection with the liquidation of the Company;

(viii) To sell all or substantially all of the property of the Company;

(ix) To file a voluntary petition, or consent to the involuntary filing of a petition, in bankruptcy or seek the reorganization or the appointment of a receiver on behalf of the Company;

(x) To possess Company property, use Company personnel, or assign the right of the Company or its Members in specific Company property for any purpose inconsistent with the purpose for which the Company was formed;

(xi) To merge the Company with or to consolidate the Company with any other entity, or otherwise cause the Company to participate in any reorganization with any other entity;

(xii) To terminate, liquidate and wind up the Company, except as otherwise provided in Section 12.1 of this Agreement; or

(xiii) Except as otherwise provided in this Agreement, to engage in any transaction or enter into any agreement on behalf of the Company with a Manager, a Member, or any Affiliate of the Manager or a Member.

(c) The Managers will *not* have the authority to enter into any of the following transactions without the Supermajority in Interest of the Members:

(i) To amend the Articles of Organization for the Company or this Agreement;

(ii) To engage in any business activity other than that which is consistent with the Company purposes; or

(iii) To do any act that would make it impossible to carry on the Company purposes and business of the Company.

For purposes of clarification, the Managers, and any one of them acting alone, shall have the authority to do any act on behalf of the Company other than those acts which (i) require the written consent of a majority of the Managers pursuant to Section 4.2(a) or any other provision of this Agreement (including, but not limited to, those provisions which require action or consent by the Managers but do not specify the level of consent required), (ii) require the Unanimous Consent of the Managers pursuant to Section 4.2(b) or any other provision of this Agreement, (iii) require a Supermajority in Interest of the Members pursuant to Section 4.2(c) or any other provision of this Agreement, or (iv) are expressly reserved to the Members pursuant any provision of this Agreement or the Act.

4.3 Prohibited Acts. The Managers shall not knowingly perform any act that contravenes the provisions of this Agreement.

4.4 Reliance Upon Actions by the Managers. Any Person dealing with the Company may rely without any duty of inquiry upon any action taken by the Managers on behalf of the Company. Any and all deeds, bills of sale, assignments, mortgages, deeds of trust, security agreements, promissory notes, leases, and other contracts, agreements or instruments executed by the Managers on behalf of the Company shall be binding upon the Company, and all Members agree that a copy of this provision may be shown to the appropriate parties in order to confirm the same. Without limiting the generality of the foregoing, any Person dealing with the Company may rely upon a certificate or written statement signed by the Managers as to:

(a) The identity of any Manager or any Member;

(b) The existence or nonexistence of any fact or facts that constitute a condition precedent to acts by the Managers or that are in any other manner germane to the affairs of the Company;

(c) The Persons who are authorized to execute and deliver any instrument or documents on behalf of the Company; or

(d) Any act or failure to act by the Company on any other matter whatsoever involving the Company or any Member.

4.5 Managers, Tenure, Qualifications and Manner of Acting.

(a) There shall be three (3) Managers of the Company at all times.

(b) Except as set forth in Section 4.5(d), each Manager shall be elected to a three (3) year term, and shall hold such office until his or her successor is elected, or until his or her earlier death, resignation or removal.

(c) Each Manager must be (i) a natural person, (ii) a current employee of the Company, and (iii) a current Member of the Company; provided, that a Manager shall not be required to be a resident of the State of Arizona.

(d) Geselbracht, Matta and Kader shall serve as the initial Managers, and their initial terms will each expire on January 1, 2012.

(e) Prior to the expiration of the terms of the then current Managers, the Members shall elect three (3) Managers to new three (3) year terms, with such new terms to commence immediately upon expiration of the then current terms. In the election of the Managers, for each Manager position to be elected, each Member shall be able cast one (1) vote for each Unit owned by such Member, and there shall be no cumulative voting by Members in the election of the Managers. (For illustrative purposes only, if a Member has 10 Units and there are three Managers being elected, such Member would be able to cast 10 votes for each of the three people such Member would like to elect.) The three (3) individuals who receive the highest number of votes, the second highest number of votes and the third highest number of votes, respectively, will be elected as the Managers.

4.6 Resignation. A Manager may resign at any time by delivering written notice to all Members. The resignation of a Manager shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. Such resignation shall not affect the Manager's rights and liabilities as a Member, if applicable. A Manager shall automatically be deemed to have resigned (without the requirement of any action on the part of the Manager) if such Manager ceases to be a Member.

4.7 Removal. During his or her term, a Manager may be removed, with or without cause, by the written consent of Members (excluding the Member who is, in his/her capacity as a Manager, the subject of such removal) whose Percentage Interests in the Company exceed sixty-seven percent (67%) of the Percentage Interests held by all Members (excluding the Member who is, in his/her capacity as a Manager, the subject of such removal).

4.8 Vacancies. Any vacancy occurring for any reason in the office of Manager may be filled only by a Majority in Interest of the Members and shall be filled within sixty (60) days of thereof.

4.9 Officers. The Managers, by majority vote, may appoint any officer of the Company (each an "Officer"), which Person may, under supervision of the Managers, perform any acts or services for the Company as the Managers may approve, and for the term as the Managers may designate at any time or from time to time. Any Officer as appointed by the Managers, if any, may be removed at any time, with or without cause, by majority vote of the Managers.

4.10 Independent Activities. Subject to Section 7.11, the Managers, and any Affiliate of a Manager may, notwithstanding this Agreement, engage in whatever activities such Person chooses without having or incurring any obligation to offer any interest in such activities to the Company or to any Member. Subject to Section 7.11, neither this Agreement nor any obligation undertaken pursuant hereto shall prevent the Managers or any Affiliate of a Manager from engaging in such activities, or require a Manager or any Affiliate of a Manager to permit the Company or any Member to participate in any such activities, and as a material part of the consideration for the execution of this Agreement by the Managers and the admission of each Member, each Member hereby waives, relinquishes, and renounces any such right or claim of participation.

4.11 Salary and Expenses. The Managers and the Officers appointed pursuant to Section 4.9 above shall be reimbursed for their expenses incurred on behalf of the Company. The Managers and the Officers may receive compensation for services rendered in such capacities as determined by the Unanimous Consent of the Managers.

ARTICLE V
PAYMENTS AND DISTRIBUTIONS

5.1 Distributions of Net Available Cash Flow.

(a) Except (i) as provided in Section 5.1(b) in connection with distributions of Net Unpaid Receivables from any previous Fiscal Year, (ii) as provided in Section 5.2, and (iii) ARTICLE XII in connection with the dissolution of the Company, distribution of Net Available Cash Flow shall be made by the Managers to the Members (A) once per calendar quarter, within thirty (30) days after the last day of such calendar quarter, and (B) at other times as determined by a majority of the Managers, in each case in accordance with the Percentage Interest of such Members on the last day of the previous calendar quarter.

(b) Distribution of Net Unpaid Receivables with respect to any previous Fiscal Year shall be made by the Managers to the Members at the times determined by a majority of the Managers, in each case in accordance with the Percentage Interest of such Members at the time the related Unpaid Receivables were billed to the respective client.

5.2 Tax Distribution.

(a) Making a Tax Distribution. To the extent of Net Available Cash Flow after reduction for Net Unpaid Receivables, the Company intends to make quarterly distributions to each of the Members in an amount intended to enable each Member to discharge such Member's (or the equity holders of each Member if such Member is an entity treated as a pass-through entity for federal income tax purposes) United States federal, state and local income tax liabilities (including estimated income tax liabilities) arising from allocations of Profits, Losses, income, gain, loss, expense, deduction and credit of the Company to the Member for which such an allocation is required (a "Tax Distribution") including without limitation any taxable income or gain with respect to allocations pursuant to Code Section 704(c). Although the Company intends to make a Tax Distribution, the Company may be prohibited from doing so if, for example, the terms of a third party loan restricts such distributions. Therefore, any Tax Distribution is subject to the restrictions that may be imposed upon the Company by third party lenders.

(b) Amount of Tax Distribution. In determining the amount of any Tax Distribution, it shall be assumed that (i) the items of Profits, Losses, income, gain, deduction, loss, expense, and credit in respect of the Company were the only such items entering into the computation of tax liability of the Members for the Fiscal Year in respect of which the Tax Distribution was made and (ii) the Members were subject to income tax at an effective rate of forty percent (40%).

(c) Limitations on Tax Distributions. The amount to be distributed to a Member as a Tax Distribution in respect of any Fiscal Year shall be computed as if any distributions made pursuant to Section 5.1 during such Fiscal Year were a Tax Distribution in respect of such Fiscal Year.

(d) Effect of Tax Distributions. Any Tax Distribution made pursuant to this Section 5.2 shall be considered an advance against the next distribution(s) payable to the applicable Member pursuant to Section 5.1 and shall reduce such distribution(s) on a dollar-for-dollar basis. If upon liquidation of the Company, any Member has received more distributions by virtue of this Section 5.2 than such Member otherwise would have been entitled without regard to this Section 5.2, then such Member shall be obligated to contribute to the Company the deficit balance in such Member's Capital Account or such excess distributions, whichever is less.

5.3 Distributions in Liquidation. Following the dissolution of the Company and the commencement of winding up and the liquidation of its assets, distributions to the Members shall be governed by Section 12.3.

5.4 Amounts Withheld. All amounts withheld pursuant to the Code or any provisions of state or local tax law with respect to any payment or distribution to the Members from the Company shall be treated as amounts distributed to the relevant Members for all purposes of this Agreement.

5.5 State Law Limitation on Distributions. Notwithstanding any provision to the contrary contained in this Agreement, the Members shall not make a distribution to any Member on account of its Units if such distribution would violate the Act or other applicable law.

5.6 Liability For Repayment of Distributions. The Members acknowledge and agree that pursuant to Section 29-706.D. of the Act, a member of a limited liability company who receives a distribution from a limited liability company is liable for a period of six (6) years following such distribution to return the distribution to the limited liability company if it is determined, with certain exceptions, that as of the date of the distribution and after taking into account the amount of the distribution, the liabilities of the limited liability company exceeded the fair value of the assets of the limited liability company. The Members do not intend to make a distribution of Net Available Cash Flow to the Members if any such distribution would be required to be returned by the Members in accordance with the foregoing. However, there may be circumstances in which claims of creditors may have been unanticipated or the extent of such claims may have been difficult to calculate and, accordingly, the Members are aware that there may be circumstances in which distributions from the Company may be required to be repaid to the Company by distributee Members.

ARTICLE VI
ALLOCATION OF PROFITS AND LOSSES

6.1 Profit Allocations. After making any special allocations required under Appendix 1, Profits for each Fiscal Year (and each item of income, gain, loss and deduction entering into the computation thereof) shall be allocated among the Members (and credited to their respective Capital Accounts) in the following order and priority:

(a) First, to the Members, pro rata, based on the amount of Losses being offset, until the cumulative Profits allocated pursuant to this Section 6.1(a) are equal to the cumulative Losses, if any, previously allocated to the Members pursuant to Sections 6.2(c) for all prior periods;

(b) Second, to the Members, pro rata, based on the amount of Losses being offset, until the cumulative Profits allocated pursuant to this Section 6.1(b) are equal to the cumulative Losses, if any, previously allocated to the Members pursuant to Sections 6.2(b) for all prior periods; and

(c) Thereafter, to the Members in accordance with their Percentage Interests.

6.2 Loss Allocations. After making any special allocations required under Appendix 1, Losses for each Fiscal Year (and each item of income, gain, loss and deduction entering into the computation thereof) shall be allocated among the Members (and debited to their respective Capital Accounts) in the following order and priority:

(a) First, to the extent that Profits have previously been allocated to the Members for prior periods pursuant to Section 6.1(c) hereof, Losses shall be allocated to the Members to offset such Profits in proportion to the Members' respective shares of the Profits being offset; and

(b) The balance, if any, to the Members in accordance with their respective Percentage Interests.

(c) Losses allocated to any Member's Capital Account in accordance with this Section 6.2 shall not exceed the maximum amount of Losses that can be so allocated without creating an Adjusted Capital Account Balance deficit with respect to such Capital Account. This limitation shall be applied individually with respect to each Member in order to permit the allocation pursuant to this Section 6.2(c) of the maximum amount of Losses permissible under Regulations Section 1.704-1(b)(2)(ii)(d). All Losses in excess of the limitations set forth in this Section 6.2(c) shall be allocated solely to those Members that bear the economic risk for such additional Losses within the meaning of Code Section 704(b) and the Regulations thereunder. If it is necessary to allocate Losses under the preceding sentence, the Manager shall, in accordance with the Regulations promulgated under Code Section 704(b), determine those Members that bear the economic risk for such additional Losses.

6.3 Tax Allocations.

(a) Except as otherwise provided in Section 6.3(b) hereof, for income tax purposes, all items of income, gain, loss, deduction and credit of the Company for any tax period shall be allocated among the Members in accordance with the allocation of Profits and Losses prescribed in this ARTICLE VI and Appendix 1 hereto.

(b) In accordance with Code Section 704(c) and the Regulations thereunder, income, gain, loss and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial Gross Asset Value, and in the event the Gross Asset Value of any Company asset is adjusted pursuant to Section A1 of Appendix 1 hereto, subsequent allocations of income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Gross Asset Value in the same manner as under Code Section 704(c) and the Regulations thereunder; provided, however, that, in both cases, unless otherwise determined by the Managers, the Company shall not adopt the Traditional Method with Curative Allocations as defined under Regulations Section 1.704-3(c) or the Remedial Allocation Method as defined under Regulations Section 1.704-3(d) that would require any Member to report any item of income or gain for Section 704(c) purposes that differs in amount or timing from the taxable income that the Company allocates to such Member under Section 704(b). Allocations pursuant to this Section 6.3 are solely for purposes of federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Profits, Losses or other items or distributions pursuant to any provision of this Agreement.

(c) The Members are aware of the income tax consequences of the allocations made by this ARTICLE VI and Appendix 1 hereto and hereby agree to be bound by the provisions of this ARTICLE VI and Appendix 1 hereto in reporting their distributive shares of the Company's taxable income and loss for income tax purposes.

6.4 Transferor - Transferee Allocations. Income, gain, loss, deduction or credit attributable to any Units which has been transferred shall be allocated between the transferor and the transferee under any method allowed under Section 706 of the Code and the Regulations thereunder as agreed by the transferor and the transferee.

ARTICLE VII
LIABILITIES, RIGHTS AND OBLIGATIONS OF MEMBERS

7.1 Limitation of Liability. Each Member's liability for the debts and obligations of the Company shall be limited as set forth in the Act and other applicable law. The provisions of this Section 7.1 shall not be deemed to limit in any way the liabilities of any Member to the Company and to the other Members arising from a breach of this Agreement.

7.2 Access to Company Records. Upon the written request of any Member, the Managers shall permit such Member, at a reasonable time to both the Managers and the Member, to inspect and copy, at the Member's expense, the Company records required to be maintained pursuant to Section 9.1.

7.3 Authority to Bind the Company, Management Authority. Unless authorized in writing to do so by this Agreement or by the Managers, no Member or group of Members shall have any power or authority to bind the Company in any way, to pledge the Company's credit, to render the Company liable for any purpose, or to otherwise engage in the management of the Company.

7.4 Waiver of Action for Partition. Each Member irrevocably waives during the term of the Company any right that such Member may have to maintain any action for partition with respect to Company property or other assets of the Company.

7.5 Cooperation With Tax Matters Partner. Each Member agrees to cooperate with the Tax Matters Partner and to do or refrain from doing any or all things reasonably required by the Tax Matters Partner in connection with the conduct of any proceedings involving the Tax Matters Partner.

7.6 Acknowledgment of Liability for State and Local Taxes. To the extent that the laws of any Taxing Jurisdiction require, each Member requested to do so by the Managers shall submit an agreement indicating that the Member shall make timely income tax payments to the Taxing Jurisdiction and that the Member accepts personal jurisdiction of the Taxing Jurisdiction with regard to the collection of income taxes, interest, and penalties attributable to the Member's income. If a Member fails to provide such agreement, the Company may withhold or pay over to such Taxing Jurisdiction the amount of tax, penalty, and interest determined under the laws of the Taxing Jurisdiction with respect to such income. Any such payments shall be treated as distributions for purposes of ARTICLE V.

7.7 Limitation On Bankruptcy Proceedings. No Member, without the Unanimous Consent of the Managers, shall file or cause to be filed any action in bankruptcy involving the Company.

7.8 Voting Rights. The Members shall have the right to vote solely on the matters specifically reserved for their approval or consent set forth in this Agreement.

7.9 Voting Procedure. In any circumstances requiring approval or consent by the Members, such approval or consent shall, except as otherwise provided to the contrary in this Agreement, be given or withheld in the sole and absolute discretion of the Members, and conveyed in writing to the Managers not later than ten (10) days after such approval or consent was requested by the Managers in a written notice directed to the Members; provided, however, that the Managers may require a response within a shorter period, but not less than five (5) days after request by the Managers. Failure to respond within the requisite time period shall constitute a vote consistent with the Managers' recommendation with respect to the proposal if any. If the Managers receive the necessary approval or consent of the Members to such action, the Managers shall be authorized to implement such action without further authorization by the Members. Except as otherwise provided, each Member entitled to vote shall have a vote equal to the number of Units that the Member holds in the Company.

7.10 Meetings of Members. The Managers shall also convene a meeting of the Members upon the request of any Member or Manager, and such meeting shall be held not later than ten (10) days following request therefor. Any meeting of Members shall be held at the known place of business of the Company or at such other place as determined by a majority of the Managers. Any Member or Manager may participate in any meeting of Members by means of a conference telephone or similar communication equipment.

ARTICLE VIII
LIABILITY, EXCULPATION AND INDEMNIFICATION

8.1 Liability. Except as otherwise provided by the Act or pursuant to any agreement, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no Covered Person shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Covered Person.

8.2 Exculpation. No Covered Person shall be liable to the Company or any Member for any act or omission taken or suffered by such Covered Person in good faith and in the reasonable belief that such act or omission is in or is not contrary to the best interest of the Company and is within the scope of authority granted to such Covered Person by this Agreement; provided, however, that such act or omission is not in violation of this Agreement and does not constitute Disabling Conduct by the Covered Person.

8.3 Indemnification.

(a) The Company shall, to the fullest extent permitted by applicable law, indemnify, hold harmless and release each Covered Person from and against all claims, demands, liabilities, costs, expenses, damages, losses, suits, proceedings and actions, whether judicial, administrative, investigative or otherwise, of whatever nature, known or unknown, liquidated or unliquidated ("Claims"), that may accrue to or be incurred by any Covered Person, or in which any Covered Person may become involved, as a party or otherwise, or with which any Covered Person may be threatened, relating to or arising out of the business and affairs of, or activities undertaken in connection with, the Company, including, but not limited to, amounts paid in satisfaction of judgments, in compromise, or as fines or penalties and counsel fees and expenses incurred in connection with the preparation for or defense or disposition of any investigation, action, suit, arbitration or other proceeding (a "Proceeding"), whether civil or criminal (all of such Claims and amounts covered by this Section 8.3, and all expenses referred to in Section 8.3(c), are referred to as "Damages"), except to the extent that it is ultimately determined that such Damages arose from Disabling Conduct of such Covered Person. The termination of any Proceeding by settlement shall not, of itself, create a presumption that any Damages relating to such settlement arose from a material violation of this Agreement by, or Disabling Conduct of, any Covered Person. Members shall have no obligation to personally defend or indemnify any Covered Person.

(b) Expenses incurred by a Covered Person in defense or settlement of any Claim that may be subject to a right of indemnification hereunder shall be advanced by the Company prior to the final disposition thereof upon receipt of an undertaking by or on behalf of the Covered Person to repay such amount if it is ultimately determined that the Covered Person is not entitled to be indemnified hereunder. The right of any Covered Person to the indemnification provided herein shall be cumulative with, and in addition to, any and all rights to which such Covered Person may otherwise be entitled by contract or as a matter of law or equity and shall extend to such Covered Person's heirs, personal representatives, successors and assigns.

(c) Promptly after receipt by a Covered Person of notice of the commencement of any Proceeding, such Covered Person shall, if a claim for indemnification in respect thereof is to be made against the Company, give written notice to the Company of the commencement of such Proceeding; provided that the failure of any Covered Person to give notice as provided herein shall not relieve the Company of its obligations under this Section 8.3 except to the extent that the Company is actually prejudiced by such failure to give notice. In case any such Proceeding is brought against a Covered Person (other than a derivative suit in right of the Company), the Company will be entitled to participate in and to assume the defense thereof to the extent that the Company may wish, with counsel reasonably satisfactory to such Covered Person. After notice from the Company to such Covered Person of the Company's election to assume the defense thereof, the Company will not be liable for expenses subsequently incurred by such Covered Person in connection with the defense thereof. The Company will not consent to entry of any judgment or enter into any settlement that (i) does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Covered Person of a release from all liability in respect to such Claim, or (ii) which requires any action (or inaction) by the Covered Person other than the payment of money.

ARTICLE IX
BOOKS AND RECORDS, REPORTS, TAX ACCOUNTING, BANKING

9.1 Books and Records. The Managers, at the expense of the Company, shall keep or cause to be kept adequate books and records for the Company, which contain an accurate account of all business transactions arising out of and in connection with the conduct of the Company, required by the Act. The financial books and records of the Company shall be kept on the cash method of accounting, which shall be the method of accounting followed by the Company for Federal income tax purposes. Additionally, at the expense of the Company, the Managers shall maintain or cause to be maintained the following records at the Company's known place of business:

(a) A list of the full name and last known business, residence, or mailing address of each Member, both past and present;

(b) A copy of the Articles of Organization for the Company, and all amendments thereto;

(c) Copies of the Company's currently effective Agreement and all amendments thereto, copies of any prior Agreements no longer in effect, and copies of any writings permitted or required with respect to a Member's obligation to contribute cash, property, or services;

(d) Copies of the Company's federal, state, and local income tax returns and reports for the six (6) most recent years;

(e) Copies of financial statements of the Company, if any, for the six (6) most recent years;

(f) Minutes of every meeting of the Members at which minutes are kept;

(g) Any written consents or approvals obtained from Members for actions taken by the Managers;

(h) Any written consents or approvals obtained from Members for actions taken by Members without a meeting; and

(i) Any Member or its designated representative shall have the right, at any reasonable time, to have access to and may inspect and copy the contents of such books or records. The cost of such inspection and copying shall be borne by the Member.

9.2 Reports to Members. The Managers, at the expense of the Company, shall cause to be prepared and furnished to each Member (a) within thirty (30) calendar days after the end of each calendar quarter, a report containing (i) a balance sheet, (ii) a list of accounts payable, and (iii) a list of accounts receivable for such calendar quarter, and (b) within seventy-five (75) calendar days after the end of each Fiscal Year, a report containing (i) the Federal, State, and local income tax returns and reports filed by the Company during such Fiscal Year, and (ii) all information necessary for the Member to complete his or her State and Federal income tax returns for such Fiscal Year (including, without limitation, a Form K-1 or equivalent form),.

9.3 Tax Matters. The Members intend that the Company shall be operated in a manner consistent with its treatment as a partnership for federal and state income tax purposes. The Members shall not take any action inconsistent with this expressed intent. The Tax Matters Partner shall take no action to cause the Company to elect to be taxed as a corporation pursuant to Regulations Section 301.7701-3(a) or any counterpart under state law. Each Member agrees not to make any election for the Company to be excluded from the application of the provisions of Subchapter K of the Code.

9.4 Tax Returns.

(a) The Managers shall cause the accountants for the Company to prepare and timely file all tax returns required to be filed by the Company pursuant to the Code and all other tax returns deemed necessary and required in each jurisdiction in which the Company does business. The Managers shall instruct the Company's accountants to prepare and deliver all necessary tax returns and information to each Member as described in Section 9.2. Prior to filing any such return, the Company shall notify the Members that the return is ready to be filed, and if a Member desires to inspect the proposed return it will be provided with a copy thereof prior to filing. A copy of the return as filed shall be provided by the Company to the Members.

(b) The Managers may, where permitted by the rules of any Taxing Jurisdiction, file a composite, combined, or aggregate tax return reflecting the income of the Company, and pay the tax, interest, and penalties of some or all of the Members on such income to the Taxing Jurisdiction, in which case the Company shall inform the Members of the amount of such tax, interest, and penalties so paid.

(c) Geselbracht is hereby designated as the Tax Matters Partner as defined in Section 6231 of the Code of the Company and shall be authorized and required to represent the Company in connection with all examinations of the Company's affairs by tax authorities (Federal, State and local), including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith. Any successor Tax Matters Partner shall be selected from among the Managers by the majority of the Managers; provided, that no Manager shall be required to serve as the Tax Matters Partner without his or her consent.

(d) The Managers may make the election provided under Section 754 of the Code and any corresponding provision of applicable state law.

(e) If a Member reports a Company item on the Member's income tax return in a manner inconsistent with the tax return of the Company, the Member shall notify the Managers of such treatment before filing the Member's income tax return. If a Member fails to report such inconsistent reporting, the Member shall be liable to the other Members for any expenses, including professionals' fees, tax, interest, penalties, or litigation costs, that may arise as a consequence of such inconsistent reporting, such as an audit by a Taxing Jurisdiction.

9.5 Bank Accounts. All funds of the Company shall be deposited in the name of the Company in an account or accounts maintained with such bank or banks selected by the Unanimous Consent of the Managers. The funds of the Company shall not be commingled with the funds of any other Person. Checks shall be drawn upon the Company account or accounts only for the purposes of the Company and shall be signed by authorized Persons on behalf of the Company.

ARTICLE X
ADMISSIONS AND WITHDRAWALS

10.1 Admission of Member. Persons may be admitted as Members as a result of the issuance of Units only with the Unanimous Consent of the Managers. At the time of a Person's admission as a Member, such Person must be a current employee of the Company. Additionally, no Person shall be admitted as a Member of the Company after the date of formation of the Company as a result of a Transfer of Units. Persons shall automatically be admitted as Members pursuant to the issuance of Units under the Unit Bonus Plan; provided, that such Persons sign a Joinder Agreement agreeing to become bound by and subject to all of the terms and conditions set forth in this Operating Agreement.

10.2 Right to Withdraw. A Member may withdraw from the Company upon written notice to the Managers and all of the other Members; provided, that, the effective date of such withdrawal ("Voluntary Withdrawal Effective Date") shall be the later of (i) the effective date specified in such notice or (ii) the date such notice is received by the Managers.

10.3 Rights of Withdrawn Member. Upon the occurrence of a Withdrawal Event with respect to a Member, the Withdrawn Member (or the Withdrawn Member's personal representative or other successor, if applicable) shall cease to have any rights of a Member, except (until the redemption of such Withdrawn Member's Units pursuant to Section 10.4 below) the right to receive distributions occurring at the times and equal in amounts to those distributions the Withdrawn Member would otherwise have received if a Withdrawal Event had not occurred. If there are no remaining Members, distributions to any Withdrawn Member shall be governed by Section 12.3.

10.4 Redemption of the Interest of a Member upon a Withdrawal Event.

(a) Except for a voluntary withdrawal (which shall be subject to the notice requirements set forth in Section 10.2), within thirty (30) days from the occurrence of a Withdrawal Event with respect to a Member, the Withdrawn Member (or the Withdrawn Member's personal representative or other successor if applicable) shall provide the Managers with written notice of the Withdrawal Event (the notices described in Sections 10.4(a) and 10.2 are, individually, a "Withdrawal Notice").

(b) All of the Units of the Withdrawn Member shall be deemed to have been automatically redeemed by the Company, effective (i) with respect to a Withdrawal Notice issued pursuant to Section 10.2, the Voluntary Withdrawal Effective Date and (ii) with respect to a Withdrawal Notice issued pursuant to Section 10.4(a), the date upon which such Withdrawal Notice was received by the Managers. The price to be paid by the Company for the Withdrawn Member's Units shall be the Redemption Amount and the Redemption Amount shall be paid within one year of the date of the Company's receipt of the Withdrawal Notice.

ARTICLE XI
TRANSFERABILITY

11.1 General. No Member shall be authorized to Transfer all or any portion of such Member's Units, except for a Transfer to the Company pursuant to Section 10.4 or 11.3. (Transfers described in this Section 11.1 are "Permitted Transfers"). In addition, no Member shall create or suffer to exist any

Encumbrance on any of such Member's Units, except as otherwise required or permitted by this Agreement.

11.2 Prohibited Transfers. Any purported Transfer of Units that is not a Permitted Transfer shall be null and void and of no force and effect whatsoever. In the case of an attempted Transfer that is not a Permitted Transfer, the Persons engaging in or attempting to engage in such Transfer shall be liable to and shall indemnify and hold harmless the Company from all loss, cost, liability and damages that the Company or any Member shall incur as a result of such attempted Transfer.

11.3 Marital Dissolution or Legal Separation.

(a) Each Member shall promptly provide the Company with written notice (the "Dissolution Notice") of (i) the entry of any judicial decree or order resolving the property rights of the Member and the Member's spouse in connection with their marital dissolution or legal separation, or (ii) the execution of any contract or agreement relating to the distribution or division of such property rights. The Dissolution Notice shall be accompanied by a copy of the actual decree of dissolution or settlement agreement between Member and the Member's spouse, which provides for the award to the spouse of any Units in settlement of any community property or other marital property rights such spouse may have in such Units.

(b) Within thirty (30) days after the Company's receipt of the Dissolution Notice, the Company shall purchase from the Member's spouse all of the Member's Units which would otherwise be awarded to such spouse incident to the dissolution of marriage or legal separation in settlement of any community property or other marital property rights such spouse may have or obtain in the Member's Units (the "Dissolution Units"). The Company shall not be entitled to purchase, and shall not purchase, any Units retained by the Member. The price to be paid by the Company for the Dissolution Units shall be equal to (i) the balance in the Member's Capital Account, as of the last date of the previous Fiscal Year, not taking into account any adjustments in such Capital Account for any revaluation of the assets of the Company, multiplied by (ii) a fraction, the numerator of which is the number of Dissolution Units and the denominator of which is the total number of Units held by the Member prior to the event giving rise to the Dissolution Notice.

11.4 Legends. Each Member agrees that the following legend shall be placed upon any counterpart of this Agreement or any other instrument or document evidencing ownership of a Unit:

> The Units represented by this document have not been registered under any securities laws and the transferability of such Units is restricted. Such Units may not be sold, assigned, gifted, transferred or otherwise disposed, nor will the vendee, assignee, beneficiary, or transferee be recognized as having acquired such Units for any purposes, unless (a) a registration statement under the Securities Act of 1933, as amended, with respect to such Units shall then be in effect and such has been qualified under all applicable state securities laws, or (b) the availability of an exemption from such registration and qualification shall be established to the satisfaction of counsel for the Company.
>
> The Units represented by this document are further subject to restriction as to their sale, transfer, hypothecation, assignment or encumbrance as set forth in the Operating Agreement of the Company and agreed to by each Member of the Company.

ARTICLE XII
DISSOLUTION AND TERMINATION

12.1 Dissolution. The Company shall be dissolved upon the first to occur of any of the following events:

(a) The Unanimous Consent of the Managers;

(b) The entry of a decree of judicial dissolution under Section 29-785 of the Act; or

(c) The sale, exchange, or other disposition of all or substantially all the assets of the Company.

The Company shall not be dissolved upon the occurrence of a Withdrawal Event with respect to any Manager or Member unless there is no remaining Member, taking into consideration for this purpose the provisions of Section 29-731.B.4 of the Act.

12.2 Notice of Winding Up. Promptly following the dissolution of the Company, the Managers (or such other Person designated by the Members) shall cause a "Notice of Winding Up" to be filed with the Arizona Corporation Commission in accordance with the Act.

12.3 Liquidation, Winding Up and Distribution of Assets. The Managers shall, upon dissolution of the Company, proceed to liquidate the Company's assets and properties, discharge the Company's obligations, and wind up the Company's business and affairs as promptly as is consistent with obtaining the fair value thereof. The proceeds of liquidation of the Company's assets, to the extent sufficient therefor, shall be applied and distributed as follows:

(a) First, to the payment and discharge of all of the Company's debts and liabilities (other than debts and liabilities owing to the Members) or to the establishment of any reasonable reserves for contingent or unliquidated debts and liabilities;

(b) Second, to the payment of any accrued interest owing on any debts and liabilities owing to Members in proportion to the amount due and owing to each Member;

(c) Third, to the payment of outstanding principal amounts owing on any debts and liabilities owing to Members in proportion to the amount due and owing to each Member; and

(d) Fourth, to the Members in accordance with the positive balance of each Member's Capital Account as determined after taking into account all Capital Account adjustments for the Company's taxable year during which the liquidation occurs, including any Capital Account adjustments associated with the allocation of Profits and Losses with respect to any sale, transfer or other taxable disposition of any Company property. Any such distributions to the Members in respect of their Capital Accounts shall be made within the time requirements of Section 1.704-1(b)(2)(ii)(b)(2) of the Regulations. If for any reason the amount distributable pursuant to this Section 12.3(d) shall be more than or less than the sum of all the positive balances of the Members' Capital Accounts, the proceeds distributable pursuant to this Section 12.3(d) shall be distributed among the Members in accordance with the ratio by which the positive Capital Account balance of each Member bears to the sum of all positive Capital Account balances. Distributions required by this Section 12.3(d) may be distributed to a trust established for the benefit of the Members for the purposes of liquidating Company property, collecting amounts owed to the Company, and paying any contingent or unforeseen liabilities or obligations of the Company or of the Managers arising out of or in connection with the Company. In such case, the assets of such trust shall be distributed to the Members from time to time, in the discretion of the Managers, in the same proportions as the amount distributed to such trust by the Company would otherwise have been distributed to the Members pursuant to this Agreement.

12.4 Deficit Capital Accounts. No Member shall have any obligation to contribute or advance any funds or other property to the Company by reason of any negative or deficit balance in such Member's Capital Account during or upon completion of winding up or at any other time except to the extent that a deficit balance is directly attributable to a distribution of cash or other property in violation of this Agreement.

12.5 Articles of Termination. When all the remaining property and assets have been applied and distributed in accordance with Section 12.3 hereof, the Managers (or such other Person designated by the Members) shall cause "Articles of Termination" to be executed and filed with the Arizona Corporation Commission in accordance with the Act.

12.6 Return of Contribution Non-Recourse to Other Members. Except as provided by law, upon dissolution, each Member shall look solely to the assets of the Company for the return of the Member's Capital Contributions. If the Company property remaining after the payment or discharge of the debts and liabilities of the Company is insufficient to return the cash or other property contribution of one or more Members, such Member or Members shall have no recourse against the Managers or any other Member.

12.7 In Kind Distributions. A Member shall have no right to demand and receive any distribution from the Company in any form other than cash. However, a Member may be compelled to accept a distribution of an asset in kind if the Company is unable to dispose of all of its assets for cash.

ARTICLE XIII
MISCELLANEOUS PROVISIONS

13.1 Notices. Except as otherwise provided herein, any notice, demand, or communication required or permitted to be given to a Member by any provision of this Agreement shall be deemed to have been sufficiently given or served for all purposes if delivered personally to the Member or, if sent by registered or certified mail, postage prepaid, addressed to the Member's address set forth in Exhibit A. Except as otherwise provided herein, any such notice shall be deemed to be given on the date on which the same was personally delivered or, if sent by registered or certified mail, on the third (3rd) day after such notice was deposited in the United States mail addressed as aforesaid.

13.2 Governing Law. This Agreement and the rights of the parties hereunder will be governed by, interpreted, and enforced in accordance with the laws of the State of Arizona, without reference to conflict of laws rules.

13.3 Entire Agreement; Amendments. This Agreement constitutes the entire agreement between the Members concerning the matters set forth herein, and may not be amended except by a Supermajority in Interest of the Members. Notwithstanding the foregoing, the Managers shall be authorized to make any amendments to this Agreement which, in the opinion of counsel to the Company, are necessary to maintain the status of the Company as a limited liability company for federal and state income tax purposes.

13.4 Additional Documents and Acts. Each Member agrees to execute and deliver such additional documents and instruments and to perform such additional acts as may be necessary or appropriate to effectuate, carry out and perform all of the terms, provisions and conditions of this Agreement and the transactions contemplated hereby.

13.5 Dispute Resolution. Any dispute or difference between or among any of the parties arising out of or in connection with this Agreement, which such parties are unable to resolve themselves will be submitted to and resolved by arbitration pursuant to the Commercial Arbitration Rules of the American Arbitration Association, as supplemented or modified by the provisions of this Section 13.5. Such arbitration shall take place (a) before a single arbitrator mutually selected by the parties, or (b) if the parties are not able to agree upon a single arbitrator, before a panel of three arbitrators, where each party shall select one arbitrator and those two arbitrators shall select a third arbitrator, The arbitrator(s) will consider the dispute at issue in Phoenix, Arizona within sixty (60) days (or such other period as may be acceptable to the parties to the dispute) of the designation of the arbitrator(s). The arbitrator(s) will be bound to follow the laws of the State of Arizona, decisional and statutory, in reaching any decision and making any award and will deliver a written award, including written findings of fact and conclusions of law, with respect to the dispute to each of the arbitrating parties, who will promptly act in accordance therewith. In no event will the arbitrator(s) have the power to award damages in connection with any dispute in excess of actual compensatory damages. In particular, the arbitrator(s) may not multiply actual damages or award consequential, indirect, special or punitive damages, including, without limitation, damages for lost profits or loss of business opportunity. Any award of the arbitrator(s) will be final, conclusive and binding on the arbitrating parties; provided, however that any such party may seek the vacating, modification or correction of the arbitrator(s)' decision or award as provided under the Federal Arbitration Act 9 U.S.C. §1-14. Any party to an arbitration may enforce any award rendered pursuant to the arbitration provisions of this Section 13.5 by bringing suit in any court of competent jurisdiction. All costs and expenses attributable to the arbitrator(s) will be allocated between the parties to the arbitration in such manner as the arbitrator(s) determine to be appropriate under the circumstances. Any party may file a copy of this Section 13.5 with any arbitrator or court as written evidence of the knowing, voluntary and bargained agreement among the parties with respect to the subject matter of this Section 13.5.

13.6 Headings. The headings in this Agreement are inserted for convenience only and are in no way intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision hereof.

13.7 Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under the present or future laws effective during the term of this Agreement, such provision will be fully severable and the remaining provisions of this Agreement will remain in full force and effect.

13.8 Heirs, Successors, and Assigns. Each and all of the covenants, terms, provisions, and agreements herein contained shall be binding upon and inure to the benefit of the parties hereto and, to the extent permitted by this Agreement and by applicable law, their respective heirs, legal representatives, successors, and permitted assigns.

13.9 Creditors and Other Third Parties. None of the provisions of this Agreement shall be for the benefit of, or enforceable, by any creditors of the Company or any other third parties.

13.10 Section, Other References. Except to the extent provided, references to the terms "Section," "Schedule," "Exhibit," or "Appendix" mean to the corresponding Sections, Schedules, Exhibits, or Appendices attached to or referred to in this Agreement.

13.11 Authority to Adopt Agreement. By execution hereof, each Member represents and covenants as follows:

(a) The Member has full legal right, power, and authority to deliver this Agreement and to perform the Member's obligations hereunder;

(b) This Agreement constitutes the legal, valid, and binding obligation of the Member enforceable in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy and other laws of general application relating to creditors' rights or general principles of equity;

(c) This Agreement does not violate, conflict with, result in a breach of the terms, conditions or provisions of, or constitute a default or an event of default under any other agreement of which the Member is a party; and

(d) The Member's investment in Units in the Company is made for the Member's own account for investment purposes only and not with a view to the resale or distribution of such Units.

13.12 Leveraging. No Member is permitted to leverage such Member's entire Interest, or any interest therein, or Units for any purpose unless otherwise approved by the Manager.

13.13 Preparation of Document/Independent Counsel. This Agreement was prepared by Snell & Wilmer L.L.P as legal counsel to the Company. Snell & Wilmer L.L.P. has not acted as legal counsel to the Members, the Managers, or to any other party. The Members and Managers acknowledge that each of them has had the opportunity to review this Agreement with its own legal counsel.

13.14 Counterparts. This Agreement may be executed in one or more counterparts each of which shall for all purposes be deemed an original and all of such counterparts, taken together, shall constitute one and the same Agreement. The exchange of copies of this Agreement and of signature pages by facsimile transmission or PDF technology delivered via email will constitute effective execution and delivery of this Agreement as to the Parties and may be used in lieu of the original Agreement for all purposes.

[*Signature Page Follows*]

SIGNATURE PAGE TO WATER WORKS ENGINEERS, LLC
AMENDED AND RESTATED OPERATING AGREEMENT

By execution below, each of the undersigned agrees to the terms and provisions of this Amended and Restated Operating Agreement for Water Works Engineers, LLC.

MEMBERS:

James J. Geselbracht

John H. Matta

Sami A. Kader

MANAGERS:

James J. Geselbracht

John H. Matta

Sami A. Kader

APPENDIX 1

SPECIAL TAX AND ACCOUNTING PROVISIONS

A.1 Accounting Definitions. The following terms, which are used predominantly in this Appendix 1, shall have the meanings set forth below for all purposes under this Agreement.

"Adjusted Capital Account Balance" means, with respect to any Member, the balance of such Member's Capital Account as of the end of the relevant Fiscal Year, after giving effect to the following adjustments:

(a) Credit to such Capital Account any amounts which such Member is obligated to restore pursuant to this Agreement or as determined pursuant to Regulations Section 1.704-1(b)(2)(ii)(c), or is deemed to be obligated to restore pursuant to the penultimate sentences of Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5); and

(b) Debit to such Capital Account the items described in clauses (4), (5) and (6) of Section 1.704-1(b)(2)(ii)(d) of the Regulations.

The foregoing definition of Adjusted Capital Account Balance is intended to comply with the provisions of Section 1.704-1(b)(2)(ii)(d) of the Regulations and shall be interpreted consistently therewith.

"Adjustment Date" means the date on which any of the following occurs: (i) the acquisition of additional Units in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution; (ii) the distribution by the Company to a Member of more than a de minimis amount of cash or property as consideration for Units in the Company, if (in any such event) such adjustment is necessary or appropriate, in the reasonable judgment of the Manager, to reflect the relative economic interests of the Members in the Company; (iii) the liquidation of the Company for federal income tax purposes pursuant to Regulations Section 1.704-1(b)(2)(ii)(g); or (iv) the grant of an interest in the Company (other than a de minimis interest) as consideration for the provision of services to or for the benefit of the Company by an existing Member acting in a Member capacity, or by a new Member acting in a Member capacity or in anticipation of being a Member.

"Capital Account" means, with respect to any Member or other owner of Units in the Company, the Capital Account maintained for such Person in accordance with the following provisions:

(c) To each such Person's Capital Account, there shall be credited the amount of money and the initial Gross Asset Value of such Person's Capital Contributions as determined by the Unanimous Consent of the Managers, such Person's distributive share of Profits and any items in the nature of income or gain that are specially allocated pursuant to Sections A.2 and A.3 hereof, and the amount of any Company liabilities assumed by such Person;

(d) To each such Person's Capital Account there shall be debited the amount of cash and the Gross Asset Value of any Company property distributed to such Person pursuant to any provision of this Agreement as determined by the Unanimous Consent of the Managers, such Person's distributive share of Losses, and any items in the nature of expenses or losses that are specially allocated pursuant to Sections A.2 and A.3 hereof, and the amount of any liabilities of such Person assumed by the Company;

(e) In the event any Units are transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred Units;

(f) Section 752(c) of the Code shall be applied in determining the amount of any liabilities taken into account for purposes of this definition of "Capital Account";

(g) The Capital Accounts of all Members shall also be increased or decreased immediately prior to any Adjustment Date to reflect the aggregate net increase or decrease in Gross Asset Values made pursuant to subparagraph (b) of the definition of Gross Asset Value as if the upward or downward change in the Gross Asset Value arising from such adjustment had been income or loss, respectively, and allocated among the Members pursuant to Sections 6.1 and 6.2; and

(h) The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Sections 1.704-1(b) and 1.704-2 of the Regulations and shall be interpreted and applied in a manner consistent with such Regulations. The Managers may modify the manner of computing the Capital Accounts or any debits or credits thereto (including debits or credits relating to liabilities that are secured by contributed or distributed property or that are assumed by the Company or any Member) in order to comply with such Regulations, provided that any such modification is not likely to have a material effect on the amounts distributable to any Member pursuant to Section 12.3 upon the dissolution of the Company. Without limiting the generality of the preceding sentence, the Managers shall make any adjustments that are necessary or appropriate to maintain equality between the aggregate sum of the Capital Accounts and the amount of capital reflected on the balance sheet of the Company, as determined for book purposes in accordance with Section 1.704-1(b)(2)(iv)(g) of the Regulations. The Managers shall also make any appropriate modifications if unanticipated events (for example, the availability of investment tax credits) might otherwise cause this Agreement not to comply with Regulations Section 1.704-1(b).

"Company Minimum Gain" has the same meaning as the term "partnership minimum gain" under Regulations Section 1.704-2(d) of the Regulations.

"Depreciation" means, for each Fiscal Year or other period, an amount equal to the depreciation, amortization or other cost recovery deduction allowable with respect to an asset for such year or other period, except that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such year or other period, Depreciation shall be an amount that bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization or other cost recovery deduction for such year or other period bears to such beginning adjusted tax basis; provided, however, that if such depreciation, amortization or other cost recovery deductions with respect to any such asset for federal income tax purposes is zero for any Fiscal Year, Depreciation shall be determined with reference to the asset's Gross Asset Value at the beginning of such year using any reasonable method selected by the Unanimous Consent of the Managers.

"Gross Asset Value" means, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(i) The initial Gross Asset Value for any asset (other than money) contributed by a Member to the Company shall be as determined by the Unanimous Consent of the Managers and the contributing Member;

(j) The initial Gross Asset Value for any asset (other than money) contributed by a Member to the Company shall be as determined by the Unanimous Consent of the Managers and the contributing Member;

(k) The Gross Asset Value of all Company assets shall be adjusted to equal their respective gross fair market values, as determined by the Unanimous Consent of the Managers as of the following times: (i) the acquisition of additional Units in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution; (ii) the distribution by the Company to a Member of more than a de minimis amount of cash or property as consideration for Units in the Company, if (in any such event) such adjustment is necessary or appropriate, in the reasonable judgment of the Managers, to reflect the relative economic interests of the Members in the Company; (iii) the liquidation of the Company for federal income tax purposes pursuant to Regulations Section 1.704-1(b)(2)(ii)(g); or (iv) the grant of an interest in the Company (other than a de minimis interest) as consideration for the provision of services to or for the benefit of the Company by an existing Member acting in a Member capacity, or by a new Member acting in a Member capacity or in anticipation of being a Member;

(l) The Gross Asset Value of any Company asset distributed to any Member shall be adjusted to equal its gross fair market value on the date of distribution;

(m) The Gross Asset Value of the Company's assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Regulation Section 1.704-1(b)(2)(iv)(m) and Section A.2(g) hereof; provided, however, that Gross Asset Values shall not be adjusted pursuant to this subsection (d) to the extent that an adjustment pursuant to subsection (b) of this definition is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this subsection (d); and

(n) If the Gross Asset Value of an asset has been determined or adjusted pursuant to subsection (a), (b) or (d) above, such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account from time to time with respect to such asset for purposes of computing Profits and Losses.

"Member Nonrecourse Debt" has the same meaning as the term "partner nonrecourse debt" under Section 1.704-2(b)(4) of the Regulations.

"Member Nonrecourse Debt Minimum Gain" has the same meaning as the term "partner nonrecourse debt minimum gain" under Section 1.704-2(i)(2) of the Regulations and shall be determined in accordance with Section 1.704-2(i)(3) of the Regulations.

"Member Nonrecourse Deductions" has the same meaning as the term "partner nonrecourse deductions" under Regulations Section 1.704-2(i)(1). The amount of Member Nonrecourse Deductions with respect to a Member Nonrecourse Debt for each Fiscal Year of the Company equals the excess (if any) of the net increase (if any) in the amount of Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt during such Fiscal Year over the aggregate amount of any distributions during such Fiscal Year to the Member that bears the economic risk of loss for such Member Nonrecourse Debt to the extent that such distributions are from the proceeds of such Member Nonrecourse Debt which are allocable to an increase in Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Section 1.704-2(i)(2) of the Regulations.

"Nonrecourse Debt" or "Nonrecourse Liability" has the same meaning as the term "nonrecourse liability" under Section 1.704-2(b)(3) of the Regulations.

"Nonrecourse Deductions" has the meaning set forth in Section 1.704-2(b)(1) of the Regulations. The amount of Nonrecourse Deductions for a Company Fiscal Year equals the excess (if any) of the net increase (if any) in the amount of Company Minimum Gain during that Fiscal Year over the aggregate amount of any distributions during that Fiscal Year of proceeds of a Nonrecourse Debt that are allocable to an increase in Company Minimum Gain, determined according to the provisions of Section 1.704-2(c) of the Regulations.

"Profits" or "Losses" means, for each Fiscal Year or other period, the taxable income or taxable loss of the Company as determined under Code Section 703(a) (including in such taxable income or taxable loss all items of income, gain, loss or deduction required to be stated separately pursuant to Section 703(a)(1) of the Code) with the following adjustments:

(o) All items of gain or loss resulting from the sale of any company property shall be determined upon the basis of the Gross Asset Value of such property rather than the adjusted tax basis thereof;

(p) Any income of the Company that is exempt from federal income tax shall be added to such taxable income or loss;

(q) Any expenditures of the Company that are described in Code Section 705(a)(2)(B), or treated as such pursuant to Regulations Section 1.704-1(b)(2)(iv)(i), and that are not otherwise taken into account in the computation of taxable income or loss of the Company, shall be included in the determination of Profits or Losses;

(r) If the Gross Asset Value of any Company asset is adjusted pursuant to subsection (b) or (c) of the definition of "Gross Asset Value" set forth in this Appendix 1, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Profits or Losses unless such gain or loss is specially allocated pursuant to Section A.2 hereof;

(s) In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in determining such taxable income or loss, there shall be deducted Depreciation, computed in accordance with the definition of such term in this Appendix 1, and

(t) Notwithstanding any of the foregoing provisions, any items that are specially allocated pursuant to Section A.2 or A.3 hereof shall not be taken into account in computing Profits or Losses.

A.2 Special Allocations. The allocation of Profits and Losses for each Fiscal Year shall be subject to the following special allocations in the order set forth below:

(a) Company Minimum Gain Chargeback. If there is a net decrease in Company Minimum Gain for any Fiscal Year, each Member shall be specially allocated items of income and gain for such year (and, if necessary, for subsequent years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain during such year, determined in accordance with Regulations Section 1.704-2(g)(2). Allocations pursuant to the preceding sentence shall be made among the Members in proportion to the respective amounts required to be allocated to each of them pursuant to such Regulation. The items to be so allocated shall be determined in accordance with Regulations Section 1.704-2(f)(6). Any special allocation of items of Company income and gain pursuant to this Section A.2(a) shall be made before any other allocation of items under this Appendix 1. This Section A.2(a) is intended to comply with the "minimum gain chargeback" requirement in Regulations Section 1.704-2(f) and shall be interpreted consistently therewith.

(b) Member Nonrecourse Debt Minimum Gain Chargeback. If there is a net decrease during a Fiscal Year in the Member Nonrecourse Debt Minimum Gain attributable to a Member

Nonrecourse Debt, then each Member with a share of the Member Nonrecourse Debt Minimum Gain attributable to such debt, determined in accordance with Regulations Section 1.704-2(i)(5), shall be specially allocated items of income and gain for such year (and, if necessary, subsequent years) an amount equal to such Member's share of the net decrease in the Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Regulations Section 1.704-2(i)(4). Allocations pursuant to the preceding sentence shall be made among the Members in proportion to the respective amounts to be allocated to each of them pursuant to such Regulation. Any special allocation of items of income and gain pursuant to this Section A.2(b) for a Fiscal Year shall be made before any other allocation of Company items under this Appendix 1, except only for special allocations required under Section A.2(a) hereof. The items to be so allocated shall be determined in accordance with Regulations Section 1.704-2(i)(4). This Section A.2(b) is intended to comply with the provisions of Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(c) Qualified Income Offset. If any Member receives any adjustments, allocations, or distributions described in clauses (4), (5) or (6) of Regulations Section 1.704-1(b)(2)(ii)(d), items of income and gain shall be specially allocated to each such Member in an amount and manner sufficient to eliminate as quickly as possible, to the extent required by such Regulation, any deficit in such Member's Adjusted Capital Account Balance, such balance to be determined after all other allocations provided for under this Appendix 1 have been tentatively made as if this Section A.2(c) were not in this Agreement.

(d) Gross Income Allocation. In the event any Member has a deficit Capital Account at the end of any Fiscal Year which is in excess of the sum of (i) the amount (if any) such Member is obligated to restore pursuant to any provision of this Agreement, and (ii) the amount such Member is deemed to be obligated to restore pursuant to the penultimate sentences of Sections 1.704-2(g)(1) and 1.704-2(i)(5) of the Regulations, each such Member shall be specially allocated items of income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this Section A.2(d) shall be made only if and to the extent that such Member would have a deficit Capital Account in excess of such sum after all other allocations provided for in this Appendix 1 have been made as if Section A.2(c) hereof and this Section A.2(d) were not in the Agreement.

(e) Nonrecourse Deductions. Nonrecourse Deductions for any Fiscal Year or other period shall be specially allocated to the Members in accordance with their Percentage Interests.

(f) Member Nonrecourse Deductions. Member Nonrecourse Deductions for any Fiscal Year or other period shall be specially allocated, in accordance with Regulations Section 1.704-2(i)(1), to the Member or Members who bear the economic risk of loss for the Member Nonrecourse Debt to which such deductions are attributable.

(g) Code Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Company asset under Code Section 734(b) or 743(b) is required to be taken into account in determining Capital Accounts pursuant to Regulations Section 1.704-1(b)(2)(iv)(m), the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such gain or loss shall be specially allocated to the Members in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such section of the Regulations.

(h) Uncollected Unpaid Receivables. To the extent that the Unpaid Receivables are determined to be uncollected and have been recorded as such on the books and records of the Company, the Capital Accounts of the Members that were adjusted from the revaluation of the assets of the Company which thereby increased such Member's Capital Accounts to account for the Unpaid Receivables, shall be decreased by such uncollected Unpaid Receivable, as determined by the Managers, in their sole and absolute discretion. The Capital Account adjustment pursuant to this Section A.2 shall be treated as a downward adjustment of Gross Asset Value to the applicable Members resulting in an allocation of Losses pursuant to Section 6.2 solely as to prevent a subsequent duplication of a decrease to the Member's Capital Account.

A.3 **Curative Allocations**. The allocations set forth in subsections (a) through (h) of Section A.2 hereof ("Regulatory Allocations") are intended to comply with certain requirements of Regulations Sections 1.704-1(b) and 1.704-2. Notwithstanding any other provisions of this Appendix 1 (other than the Regulatory Allocations and the next two (2) following sentences), the Regulatory Allocations shall be taken into account in allocating other Profits, Losses and items of income, gain, loss and deduction among the Members so that, to the extent possible, the net amount of such allocations of other Profits, Losses and other items and the Regulatory Allocations to each Member shall be equal to the net amount that would have been allocated to each such Member if the Regulatory Allocations had not occurred. For purposes of applying the preceding sentence, Regulatory Allocations of Nonrecourse Deductions and Member Nonrecourse Deductions shall be offset by subsequent allocations of items of income and gain pursuant to this Section A.3 only if (and to the extent) that: (a) the Managers, by unanimous consent, reasonably determines that such Regulatory Allocations are not likely to be offset by subsequent allocations under Section A.2(a) or Section A.2(b) hereof, and (b) there has been a net decrease in Company Minimum Gain (in the case of allocations to offset prior Nonrecourse Deductions) or a net decrease in Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt (in the case of allocations to offset prior Member Nonrecourse Deductions).. The Managers shall apply the provisions of this Section A.3, and shall divide the allocations hereunder among the Members, in such manner as will minimize the economic distortions upon the distributions to the Members that might otherwise result from the Regulatory Allocations.

A.4 **General Allocation Rules**.

(a) For purposes of determining the Profits, Losses or any other items allocable to any period, Profits, Losses and any such other items shall be determined on a daily, monthly or other basis, as determined by the Managers using any method permissible under Code Section 706 and the Regulations thereunder.

(b) For purposes of determining the Members' proportionate shares of the "excess nonrecourse liabilities" of the Company within the meaning of Regulations Section 1.752-3(a)(3), their respective interests in Member profits shall be in the same proportions as their Percentage Interests.

A.5 **Recharacterization of Fees or Distributions**. In the event that a guaranteed payment to a Member is ultimately recharacterized (as the result of an audit of the Company's return or otherwise) as a distribution for federal income tax purposes, and if such recharacterization has the effect of disallowing a deduction or reducing the adjusted basis of any asset of the Company, then an amount of Company gross income equal to such disallowance or reduction shall be allocated to the recipient of such payment. In the event that a distribution to a Member is ultimately recharacterized (as the result of an audit of the Company's return or otherwise) as a guaranteed payment for federal income tax purposes, and if any such recharacterization gives rise to a deduction, such deduction shall be allocated to the recipient of the distribution.

A.6 **Recapture of Deductions and Credits**. If any "recapture" of deductions or credits previously claimed by the Company is required under the Code upon the sale or other taxable disposition of any Company property, those recaptured deductions or credits shall, to the extent possible, be allocated to Members, pro rata in the same manner that the deductions and credits giving rise to the recapture items were allocated using the "first-in, first-out" method of accounting; provided, however, that this Section A.6 shall only affect the characterization of income allocated among the Members for tax purposes.

EXHIBIT A

SCHEDULE OF MEMBERS AND CAPITAL CONTRIBUTIONS

Member	Property Contributed	Units	Percentage Interest
James J. Geselbracht 3641 Monterey Blvd. Oakland, CA 94619	Services	1,332	33.33%
John H. Matta 10165 E. Larkspur Dr. Scottsdale, AZ 85260	Services	1,332	33.33%
Sami A. Kader 8396 Placer Road Redding, CA 96001	Services	1,332	33.33%
	Total	3,996	100.00%

EXHIBIT B

WATER WORKS ENGINEERS, LLC

SPOUSAL CONSENT
TO
AMENDED AND RESTATED OPERATING AGREEMENT
dated as of October 7, 2008

1. The undersigned, being a spouse of a Member, hereby declares that the undersigned has read in its entirety that foregoing Amended and Restated Operating Agreement of Water Works Engineers, LLC dated as of October 7, 2008 (the "Agreement"), by and among the Members and the Managers of Water Works Engineers, LLC, an Arizona limited liability company (the "Company") and understands its provisions, including particularly the provisions governing restrictions on transfers and encumbrances of the "Units" (as defined in the Agreement), and the provisions governing redemption of the Units (including Sections 10.4 and 11.3 of the Agreement).

2. Among other matters, the undersigned expressly acknowledges, understands and agrees to the following terms and conditions with respect to the Agreement:

(a) At no time may Units held by the undersigned spouse's Member be transferred to any third party.

(b) If the undersigned's spouse, among other things, (i) dies, (ii) ceases to be an employee of the Company for an reason, (iii) is expelled from the Company, (iv) becomes incompetent to manage the spouse's person or estate, or (v) becomes subject to bankruptcy or insolvency proceedings (in each case as further described in the Agreement), the Member spouse's Units will be automatically redeemed by the Company for the redemption price described in the Agreement, and the undersigned agrees to such redemption.

(c) If the undersigned acquires a direct interest in all or some of the Units, including by reason of a divorce, the Units so acquired by the undersigned will be subject to mandatory redemption by the Company for the redemption price described in the Agreement, and the undersigned agrees to have such Units so redeemed.

(d) During the undersigned's lifetime, the undersigned will not cause or allow the undersigned's community interest in the Units owned by the undersigned's spouse to be transferred to any person other than the undersigned's spouse, nor will the undersigned create or allow to be created any tenancy with right of survivorship in any person other than the undersigned's spouse with respect to the undersigned's community interest in the Units.

(e) If the undersigned predeceases the undersigned's spouse when the undersigned's spouse owns any Units in the Company, the undersigned agrees not to devise or bequeath whatever community property interest or quasi-community property interest the undersigned may have in the Company in contravention of the Agreement.

(f) Upon the undersigned's death, the undersigned will bequeath the undersigned's community property interest in the Units to the undersigned's spouse.

(g) The undersigned will, at any time, upon request make, execute, and deliver such instruments and documents as may be necessary to carry out the provisions of the Agreement.

3. The undersigned further acknowledges and agrees that the undersigned has had an opportunity to review the Agreement with the undersigned's legal counsel and tax advisor and that the Company's agents have not acted as legal counsel or tax advisor either for the undersigned or the undersigned's spouse.

DATED: ______________________

____
Print name: ______________________

STATE OF __________)
County of __________)

The foregoing instrument was acknowledged before me this ______ day of ___________, 200__, by ________________.

____
Notary Public

My Commission Expires:___________

EXHIBIT C

UNIT BONUS PLAN

WATER WORKS ENGINEERS, LLC
2008 UNIT BONUS PLAN

1. **PURPOSE**. The purpose of the Water Works Engineers, LLC 2008 Unit Bonus Plan is to create an incentive for the employees to contribute to the long-term success of Water Works Engineers, LLC (the "Company") through the ownership of an equity interest in the Company.

2. **EFFECTIVE DATE**. The Plan is effective as of [______], 2008 (the "Effective Date").

3. **DEFINITIONS**. The following terms shall have the following meanings:

(a) "Annual Award Date" means the date on which Awards are issued during a given calendar year.

(b) "Award" means any Unit bonus award granted to an Eligible Employee pursuant to the Plan.

(c) "Award Agreement" means any written agreement, contract, or other instrument or document evidencing an Award. The initial form of Award Agreement is attached hereto as Exhibit A.

(d) "Award Recipients" means any Eligible Employee who receives an Award pursuant to the Plan.

(e) "Eligible Employee" means, with respect to any Annual Award Date, any full-time employee of the Company who is employed on such Annual Award Date.

(f) "Managers" means the Company's three (3) Managers (as such term is defined in the Operating Agreement), as such managers are elected from time to time by the Members of the Company pursuant to the terms of the Operating Agreement.

(g) "Members" means the Company's Members (as such term is defined in the Operating Agreement).

(h) "Operating Agreement" means the Amended and Restated Operating Agreement of Water Works Engineers, LLC entered into on October 7, 2008, by and among the Managers and Members of the Company, as such agreement may be amended from time to time.

(i) "Plan" means this Water Works Engineers, LLC 2008 Unit Bonus Plan, as amended from time to time.

(j) "Units" means the Company's Units (as such term is defined in the Operating Agreement).

4. **ADMINISTRATION**. The Plan shall be administered exclusively by the Managers.

5. **ACTION BY THE MANAGERS**. The unanimous written consent of the Managers (which consent can be provided in separate written counterparts, including by email) is required for any and all actions taken by the Managers pursuant to this Plan. Upon receipt of such unanimous written consent, the Managers, and any one of them acting alone, will be entitled to take the act so approved. Each Manager is entitled to rely or act in good faith upon any report or other information furnished to that Manager by any officer or other employee of the Company, the Company's independent certified public accountants, or any other professional retained by the Company to assist in the administration of the Plan.

6. **AUTHORITY THE MANAGERS**. Subject to any specific provision in the Plan, the Managers have the exclusive power, authority and discretion to:

(a) designate Eligible Employees to receive Awards;

(b) determine the number of Awards to be granted and the number of Units to which an Award will relate;

(c) prescribe the form of each Award Agreement;

(d) decide all other matters that must be determined in connection with an Award;

(e) establish, adopt, or revise any rules and regulations as it may deem necessary or advisable to administer the Plan;

(f) interpret the terms of, and any matter arising pursuant to, the Plan or any Award Agreement; and

(g) make all other decisions and determinations that may be required pursuant to the Plan or as the Managers deem necessary or advisable to administer the Plan.

7. **DECISIONS BINDING**. The Managers' interpretation of the Plan, any Awards granted pursuant to the Plan, any Award Agreement and all decisions and determinations by the Managers with respect to the Plan are final, binding, and conclusive on the Company, all Eligible Employees, and all Award Recipients.

8. **NUMBER OF UNITS**. The aggregate number of Units available for grant on each Annual Award Date pursuant to the Plan shall be equal to twenty-five percent (25%) of the total number of Units outstanding for the Company on the last day of the immediately previous calendar year. (For example, if the Company had 2,000 units outstanding on December 31, 2008, the Managers would be authorized to issue up to 500 units on the Annual Award Date in 2009.)

9. **ELIGIBILITY**. All full-time employees who are employed by the Company on an Annual Award Date will automatically be eligible to participate in the Plan and receive an Award on such Annual Award Date. There is no requirement that every Eligible Employee receives an Award on a given Annual Award Date, and the Managers may, in their discretion, make Awards to none, some or all of the Eligible Employees.

10. **GRANT OF UNITS**.

(a) Subject to the provisions of the Plan, once per calendar year during the first quarter of each year, the Managers may select from among all eligible individuals those to whom Awards shall be granted and will determine the number of Units to be issued pursuant to each such Award.

(b) In making Awards on a given Annual Award Date, the Managers will analyze the contributions made by each Eligible Employee during the immediately previous calendar year, and issue bonus Awards (if any) based on individual contributions of such Eligible Employee toward the Company's performance and growth as measured against the collective contributions of all employees.

(c) The issuance of Awards may not be based or otherwise dependent upon the individual achievement of certain performance goals or any other negotiated compensation arrangement, and there must be no pre-determined standards to which the Awards are linked.

11. **NATURE OF UNITS**. All Units issued pursuant to Awards hereunder will be treated by the Company and its Members as a "profits interest" as that term has been defined in U.S. Revenue Procedures 93-27 and 2001-43.

12. **NO PAYMENT FOR AWARDS**. Under no circumstance will an Eligible Employee or Award Recipient be required to pay, contribute or surrender any cash or other consideration in order to participate in, or receive Awards under, the Plan.

13. **NO CASH IN LIEU OF AWARDS**. Eligible Employees granted an Award under the Plan will not have the option of receiving cash or other property in lieu of such Award.

14. **ISSUANCE SUBJECT TO OPERATING AGREEMENT**. As a condition to the receipt of Units subject to an Award issued hereunder, an Award Recipient must execute the Award Agreement in the form attached hereto as Exhibit A, which agreement provides that (a) the Award Recipient will be admitted as a Member of the Company (to the extent such Award Recipient is not already a Member), (b) that the Award Recipient will become a party to the Company's Operating Agreement (to the extent such Award Recipient is not already a party), and (c) the Units subject to the Award will be subject in all respects to the terms and conditions set forth in the Operating Agreement.

15. **CERTIFICATES FOR UNITS**. Units granted pursuant to the Plan may be evidenced in such manner as the Managers shall determine. If certificates representing Units are issued in the name of the Award Recipient, such certificates must bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Units (including, without limitation, all terms and conditions, and restrictions set forth in the Operating Agreement). Notwithstanding anything herein to the contrary, the Company shall not be required to issue or deliver any certificate evidencing Units received pursuant to an Award, unless and until the Managers have determined, with advice of counsel, that the issuance and delivery of such certificates is in compliance with all applicable laws, regulations of governmental authorities.

16. **NO TRANSFER RIGHTS**. Except as expressly set forth in the Operating Agreement, an Award Recipient may not transfer, dispose, pledge, encumber or hypothecate the Units (or any rights therein) received pursuant to any Award. All Units will be subject to automatic redemption by the Company upon the occurrence of the events and on the terms set forth in the Operating Agreement.

17. **AMENDMENT, MODIFICATION, AND TERMINATION**. The Managers may terminate, amend or modify the Plan at any time in their discretion; provided, that no such termination, amendment, or modification of the Plan shall adversely affect any Award previously granted pursuant to the Plan without the prior written consent of the Award Recipient.

18. **NO RIGHTS TO AWARDS**. No Eligible Employee, non-Eligible Employee, or other person shall have any claim to be granted any Award pursuant to the Plan, and neither the Company, the Members nor the Managers are obligated to treat Eligible Employees, non-Eligible Employee, and other persons uniformly.

19. **NO MEMBER RIGHTS**. No Award gives the Award Recipient any of the rights of a Member of the Company unless and until Units are in fact issued to such person in connection with such Award and such person executes the related Award Agreement.

20. NO RIGHT TO EMPLOYMENT OR SERVICES. Nothing in the Plan or any Award Agreement shall interfere with or limit in any way the right of the Company to terminate any employee's (whether an Eligible Employee or non-Eligible Employee) employment or services at any time, nor confer upon any employee (whether an Eligible Employee or non-Eligible Employee) any right to continue in the employ or service of the Company.

21. EXPENSES. The expenses of administering the Plan shall be borne by the Company.

22. TITLES AND HEADINGS. The titles and headings of the Sections in the Plan are for convenience of reference only and, in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

23. FRACTIONAL UNITS. No fractional Units shall be issued.

24. GOVERNMENT AND OTHER REGULATIONS. The obligation of the Company to issue Units in connection with Awards granted hereunder shall be subject to all applicable laws, rules, and regulations, and to such approvals by government agencies as may be required.

25. GOVERNING LAW. The Plan and all Award Agreements shall be construed in accordance with and governed by the laws of the State of Arizona.

*****

EXHIBIT A

FORM OF AWARD AGREEMENT

FORM FOR FIRST TIME AWARD RECIPIENTS

[_____], 20[_]

[Name of Award Recipient]
[Address]

Re: Bonus Award of Units in Water Works Engineers, LLC

Dear *[name]*:

Congratulations! As a result of your contributions as an employee to the performance and growth of Water Works Engineers, LLC (the "Company") during the 20[_] calendar year, you have been granted a bonus award consisting of ***[number]*** Units in the Company.

The Units are fully vested, and you will not be required to make any payment to the Company in connection with the receipt of your award.

The Amended and Restated Operating Agreement of Water Works Engineers, LLC dated October 7, 2008 (the "Operating Agreement") contains the terms on which the Company's members and managers will operate the Company's business, and the related management and financial rights and responsibilities of such members and managers. A copy of the Operating Agreement is enclosed with this letter.

So that all members of the Company will be bound by and act in accordance with such terms, each person receiving a Unit award for the first time must, as a condition to the receipt of such award and admission as a member, become a party to the Operating Agreement. To become a party to the Operating Agreement and a member in the Company, please execute the Joinder Agreement enclosed with this letter, and return the original, signed copy to the Company's managers.

If you have any questions or would like any additional information about your bonus award, the implications of Unit ownership, the Operating Agreement, or the Company in general, please contact any of the Company's managers.

Sincerely,

[name of Manager]

WATER WORKS ENGINEERS, LLC

JOINDER AGREEMENT

This JOINDER AGREEMENT (this "Agreement") is dated as of ______, 20__, and made by and among WATER WORKS ENGINEERS, LLC, an Arizona limited liability company (the "Company"), the undersigned managers of the Company, and the undersigned Unit bonus award recipient (the "Award Recipient").

WHEREAS, on the date hereof, the Company granted to the Award Recipient a bonus award consisting of [***number***] Units in the Company (the "Award Units"); and

WHEREAS, the Company's issuance of the Award Units to the Award Recipient was conditional on the Award Recipient's agreement to be bound by the terms and conditions of the Amended and Restated Operating Agreement of Water Work Engineers, LLC dated October 7, 2008, by and among the members and managers of the Company, as fully as if the Award Recipient was an original signatory thereto.

NOW, THEREFORE, in consideration of the Company's agreement to issue the Award Units to the Award Recipient, the Award Recipient hereby agrees that, for as long as the Award Recipient is the record owner of the Award Units or any other Units (as defined in the Operating Agreement), the Award Recipient shall be bound by and subject to the Operating Agreement as if the Award Recipient were an original signatory thereto.

NOW, THEREFORE, in consideration of the premises and the covenants and agreements herein contained, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Joinder. Effective as of the date hereof, (a) the Award Recipient hereby agrees to be bound by and subject to all of the terms and conditions of the Operating Agreement as a "Member" of the Company, and (b) the Company hereby agrees that the Award Recipient shall have all of the rights of a "Member" under the Operating Agreement, in each case as if the Award Recipient were an original signatory to the Operating Agreement.

2. Amendment to Schedule of Members. Effective as of the date hereof, Exhibit A to the Operating Agreement is hereby amended to read as set forth on Exhibit A to this Agreement.

IN WITNESS WHEREOF, the undersigned have executed this Joinder Agreement as of the date first written above.

Managers:

____

[***name of Manager 1***]

____

[***name of Manager 2***]

____

[***name of Manager 3***]

Award Recipient:

____

[***name***]

EXHIBIT A

SCHEDULE OF MEMBERS, PROPERTY CONTRIBUTIONS AND PERCENTAGE INTEREST

FORM FOR EXISTING MEMBERS

[_____], 20[_]

[Name of Award Recipient]
[Address]

Re: Bonus Award of Units in Water Works Engineers, LLC

Dear *[name]*:

Congratulations! As a result of your contributions as an employee to the performance and growth of Water Works Engineers, LLC (the "Company") during the 20[_] calendar year, you have been granted a bonus award consisting of *[number]* Units in the Company.

The Units are fully vested, and you will not be required to make any payment to the Company in connection with the receipt of your award.

The Amended and Restated Operating Agreement of Water Works Engineers, LLC dated October 7, 2008 (the "Operating Agreement") contains the terms on which the Company's members and managers will operate the Company's business, and the related management and financial rights and responsibilities of such members and managers. A copy of the Operating Agreement is enclosed with this letter.

Since you are an existing member of the Company, please note that the Units comprising your bonus award will be subject to the terms of the Operating Agreement to which you are already a party.

To acknowledge receipt and acceptance of your Unit bonus award, please sign this letter where indicated below, and return the original, signed copy to the Company's managers.

If you have any questions or would like any additional information about your bonus award, the implications of Unit ownership, the Operating Agreement, or the Company in general, please contact any of the Company's managers.

Sincerely,

[name of Manager]

Received and accepted:

____

[name]

Dated: ________________

END